GREAT PANTHER RESOURCES LIMITED

# Silver in Mexico

2007 ANNUAL REPORT

City of Guanajuato

Corporate Profile

The Company

Headquartered in Vancouver, Canada, Great Panther Resources Limited is one of the fastest growing primary silver producers in Mexico. The Company owns a 100% interest in two operating mines in Mexico, and employs almost 600 people.

Mission Statement

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Goals

With strong, established local management and infrastructure, Great Panther’s immediate goal is to realize positive cash flow through increasing production while lowering costs. A secondary goal is to increase the quantity and quality of our resources, and the third to continue to build the Company through exploration and acquisition.

LEGEND
Great Panther operating mines
Great Panther exploration projects
Other major mineral projects
500 km
La Choya
La Herradura
Santa Gertrudis
El Boludo
Hermosillo
Sierra
Madre
Occidental
Dolores
Mulatos
Ocampo
Chihuahua
Alamo Dorado
El Sauzal
San Antonio
Guadalupe y Calvo
Mapimi
Topia Mine
Guanacevi
Torreon
Monterrey
La Cienaga
Velardena
Metates
Culiacan
Tayoltita
Durango
Conception del Oro
San Martin
Tocayos
Fresnillo
Caribbean
Sea
Guanajuato Mine
Monte del Favor
Guadalajara
San Martin
Real del Monte y Pachuca
Pacific
Ocean
Mexico City
Nukay

Silver in Mexico

Mexico is the world’s second largest silver producing country.

Mexico has the largest number of primary silver producers.

The Mexican Silver Belt has produced more than 5 billion ounces of silver, more than any equivalent area on earth.

In 2007, Mexico ranked number one worldwide in current mineral potential
(Fraser Institute Annual Survey of Mining Companies 2007/2008).

Great Panther’s Growth Continues

Gross revenues for 2007 exceeded 2006 by more than $10 million.

More than 40 kilometres of surface and underground exploration diamond drilling completed during 2007.

NI 43-101 compliant global resource base of 28.6 million
silver equivalent ounces (Ag Eq oz) at Mapimi.

A workforce of approximately 600.

Own “state-of-the-art” assay laboratory at the Guanajuato Mine.

First-ever earnings from mining operations for fiscal 2007.

First quarter 2008:
Record earnings from mining operations of $1.9 million.
Production record of more than 431,000 Ag Eq oz.
Record gross revenues of $6.5 million.

Overall Performance

Highlights for the period were:

147% increase in annual mineral sales revenue from $7,069,442 for 2006 to $17,487,070 million for 2007.

109% increase in total annual production from 638,860 silver equivalent ounces (Ag Eq oz)
in 2006 to 1,336,629 (Ag Eq oz) for 2007.

2007 earnings from mining operations
(before amortization and depletion of mineral properties, plant and equipment)
were $1,370,437 compared to a loss of $49,605 in 2006.

358% annual increase in output at Guanajuato from 155,085 Ag Eq oz in 2006 to 710,903 Ag Eq oz in the year ended 2007.

29% annual increase in output at Topia from 483,775 Ag Eq oz in the year ended 2006 to 625,726 Ag Eq oz in the year ended 2007.

New underground development and deep diamond drilling at the Guanajuato Mine confirmed the depth extension of high-grade gold and silver mineralization below the old workings to a depth of approximately 600 metres, just southeast of the Cata Shaft.

Phase I surface drilling on the La Gloria zone at the Mapimi Project yielded an upgraded and expanded NI 43-101 compliant resource base of 28.6 million Ag Eq oz.

Great Panther’s 100% owned (but independently operated)
“state-of-the-art” assay laboratory was opened at the Guanajuato Mine.

2007 Quarterly Highlights

Q1 2007

•	Record revenue of $4,173,562 for the quarter.

•	38% quarter-over-quarter increase in overall production to 318,443 Ag Eq oz.

•	Output doubled at Guanajuato.

•	Average silver and gold grades at Guanajuato increase.

•	Production at Topia up 10% over the previous quarter.

•	Record cumulative throughput of 57,922 tonnes at Topia and Guanajuato operations.

Q2 2007

Gross revenue of $3,146,969.

Total quarterly production of 310,350 Ag Eq oz.

21% quarter-by-quarter increase in output at Guanajuato.

Surface drilling at Guanajuato intersects four new silver-gold veins.

Surface drilling results continue to expand the mineralized zone at the Mapimi Project.

Raakel Iskanius appointed Chief Financial Officer.

Chairman’s Letter

On behalf of the Board of Directors of Great Panther Resources Limited, I am pleased to present you with the Company’s 2007 Annual Report.

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico.

The Company’s strategy is to generate sufficient revenues from production to enable it to fund an aggressive exploration and development program in Mexico. To that end, we acquired in 2004 a 100% interest in the Topia silver-lead-zinc mine, and in 2005 a 100% interest in the famous Guanajuato Silver-Gold Mine Complex that historically had been the world’s largest silver producing mine. Since making these acquisitions, the average annual price of silver has more than doubled, the price of gold has increased by 71%, lead by 179% and zinc by 163%. In 2006, Great Panther acquired an option to earn a 100% interest in the Mapimi Property, containing a new resource potentially amenable to open pit mining.

Fiscal year 2006 marked the transformation of the Company from an explorer and developer to a producer. During fiscal year 2007, the Company capitalized on its investments in its mines and plant in Mexico, with 2007 gross revenues being greater than $17 million, exceeding those of 2006 by more than $10 million. Approximately 65% of our revenues came from silver production, and 35% from gold, lead and zinc combined.

We are particularly pleased to be operating exclusively in Mexico. In a recent survey of 68 of the world’s predominant mining jurisdictions by the Fraser Institute, Mexico ranked number one worldwide in current mineral potential, and was ranked above average in terms of its supply of skilled labour, political stability, taxation regime and regulations.

With a growing demand and increasing world prices for silver, gold, lead and zinc, a mining-friendly government in Mexico, excellent community relations, improved mining techniques, extensive develop-

ment of mines, rehabilitation and upgrading of plant, increasing resources, and highly enthusiastic, capable, responsible and experienced staff on board, we look forward to the growth of the Company continuing in the immediate and foreseeable future.

I would like to express the Company’s appreciation for the diligence and many positive contributions of our staff, to our loyal shareholders, for the constructive support we have received from our friends in the Mexican Government, our corporate counsel both in Canada and in Mexico, and to our supportive stockbrokers and business associates.

Sincerely,

Kaare Foy
Executive Chairman

2007 Quarterly Highlights

Q3 2007

•	New record total quarterly production of 361,107 silver equivalent ounces (Ag Eq oz).

•	20% quarter-by-quarter increase in output at Guanajuato to 212,617 Ag Eq oz.

•	11% quarter-by-quarter increase in output at Topia to 148,490 Ag Eq oz.

•	Charles Brown appointed Chief Operating Officer.

•	Deborah Young appointed Corporate Controller.

Q4 2007

•	First year of earnings from mining operations of $1.4 million announced.

•	147% increase in mineral sales revenue to $17.5 million for the year.

•	109% increase in total production for both mines for the year to 1,336,629 Ag Eq oz.

•	29% increase in annual production at Topia to 625,726 Ag Eq oz.

•	358% increase in annual production at Guanajuato to 710,903 Ag Eq oz.

•	Ing. Carlos Castro Villalobos appointed Mine Manager at Guanajuato.

•	Ing. Juan Maximo Lopez Medel appointed Chief Mine Geologist at Guanajuato.

•	$7 million raised from exercise of options and warrants.

•	Positive working capital as of December 31, 2007 of $10.7 million.

President’s Letter

It is with great pleasure that I report to the shareholders of Great Panther Resources Limited.

The Company made great strides in 2007. Output at the Guanajuato mine increased by 358% year over year. Cash operating costs at Guanajuato were reduced dramatically in 2007 from the high start-up costs of 2006 and we are anticipating another significant drop into 2008.

Following the appointment of Charles Brown as Chief Operating Officer in August 2007, the Company hired new management at Guanajuato in the fourth quarter and saw an immediate improvement on the operations. The new management team implemented a strict grade control policy at Guanajuato, which resulted in higher grades. This, together with better recoveries due to plant improvements, led to an overall increase in metal output. As this turnaround in the Guanajuato operations did not take effect until late in the year, it had little impact on the annual production, but we have now seen these improvements continue into 2008 such that Q1 2008 saw record output from the mine. With these improvements in place, the mine is on track to meet its target of 1.1 million ounces of silver equivalent in 2008.

Output at the Topia Mine increased by 29% from 2006 and is expected to stabilize close to the current level for the balance of 2008 and into 2009 while the Company shifts the production focus over to the Argentina Vein. Cash operating costs at Topia increased slightly in 2007 due to lower grades. The final debt repayment for the Topia Mine was made in 2007, such that the Company now owns a 100% interest with no royalties.

The total annual production of 1,336,629 Ag Eq oz, from both mines, represents an increase of 109% over 2006. Combined with higher commodity prices, this resulted in a 147% increase in mineral sales revenues to $17,487,070 million and the first-ever earnings from mining operations (before amortization and depletion of mineral properties, plant and equipment) of $1,370,437.

Earlier in the year, our management team was strengthened with the appointment of Raakel Iskanius as Chief Financial Officer. Raakel has done a commendable job of building an entirely new accounting team in Vancouver and Mexico. They have not only made significant improvements in our internal financial reporting and controls but, in doing so, have achieved full Sarbanes-Oxley compliance.

New underground development and deep diamond drilling at the Guanajuato Mine has confirmed the depth extension of high-grade gold and silver min eralization. Subsequent to year end, this ongoing program has demonstrated that continuity to a depth of approximately 600 metres. This is 170 metres below the current lowest workings and highlights the potential for a major continuation of this world-class orebody.

At our advanced-stage silver-lead-zinc property at Mapimi in Durango State, we have upgraded and expanded the NI 43-101 compliant resource base, and an in-house scoping study will examine the potential for placing the La Gloria Zone into production. Mapimi has significant potential for new discoveries and/or resource expansion, and ongoing drilling at the property is testing large-scale geophysical anomalies identified in our 2007 exploration.

With the two mines running smoothly and exploration looking positive, Ing. Francisco Ramos Sanchez, a co-founder of the Company, has been appointed to the newly created position of Vice President of Business Development. While Great Panther has tremendous organic growth potential, Francisco will continue to seek out new opportunities for the Company.

Great Panther’s growing production profile, increasing resource base, potential for new discoveries, and a strengthened management team puts the Company in a strong position to become a leading silver producer in the years ahead.

Respectfully submitted,

Robert A. Archer, P. Geo.
President & CEO

2008 Quarterly Highlights

Q1 2008

Mine Production & Development

•	55% increase in mineral sales revenue to $6.5 million for the three months ended March 31, 2008 from $4.2 million for the three months ended March 31, 2007.

•	378% increase in earnings from mining operations to $1.9 million in the first quarter of 2008 from $0.4 million for the first quarter of 2007.

•	36% increase in total quarterly production to 431,639 Ag Eq oz in the first quarter of 2008 from 318,443 Ag Eq oz in the first quarter of 2007.

•	82% increase in output at Guanajuato for three months ended March 31, 2008 to 267,132 Ag Eq oz from 146,552 Ag Eq oz for the three months ended March 31, 2007.

•	Overall cash operating cost per silver ounce decreased by 17% from $11.14 in 2007 to $9.20 for the first quarter of 2008.

Exploration

•	Received an upgraded and expanded NI 43-101 compliant global resource of 28.6 million silver equivalent ounces at the Mapimi Project in Durango.

•	Deep underground diamond drilling in the Cata area of the Guanajuato Mine extended high-grade silver-gold mineralization to a depth of 600 metres, 170 metres below the current workings.

•

Surface and underground drilling and mine development at Topia proved the continuity of high-grade silver-gold-lead-zinc mineral- ization that can be added to the new resource expected in the second quarter of 2008.

Operations

Silver

In 2003, the Company was attracted to silver, both with respect to exploration and small-scale production. It anticipated an increase in the worldwide demand for silver, with imminent huge increases in demand from Europe, Asia, North America and the Middle East, for jewelry and decorative objects, but increasingly for usage in electronics and batteries, water purification, and as an anti-bacterial agent.

In 2007, world production was 533.7 million ounces, with demand being estimated at 724 million ounces, and predicted to increase further this year (CPM Silver Yearbook 2008). With approximately 80% of the world’s silver supply being a by-product of gold, copper, lead and zinc production, it appeared that there would be significant demand placed on primary silver producers.

In the entire history of the world, almost all the gold ever mined still exists. Historical records suggest that approximately 43 billion ounces of silver have been mined since the dawn of civilization. However, whilst there is certainly silver in existence in such forms as bullion, coin, silverware and jewelry, most of the silver ever mined has been consumed, leading to the conclusion by many that the demand for silver, in percentage growth terms, is likely to outstrip gold.

The Price of Silver

As a consequence of this excess of demand over supply – largely the result of investment demand in particular, facilitated by the establishment of Exchange Traded Funds (ETFs) – the price of silver increased. For more than a decade prior to 2004, the price of silver had hovered around US$5 to $6 per ounce. Since 2004, the average annual price has risen from US$6.70 to $13.45 per ounce, and in early March of this year exceeded US$20 per ounce.

Mexico

Although Peru is now the world’s largest producer of silver, Mexico has the largest number of primary silver producers (that is, producers whose income from the production of silver and/or silver concentrate exceeds 50% of their gross revenues). In addition, Mexico has a stable government which is friendly to mining investment, and the country ranks highly in terms of current mineral potential, its supply of skilled labour, political stability, taxation regime, and regulations (Fraser Institute Annual Survey of Mining Companies 2007/2008).

All of this was of significant appeal to management, together with Mexico’s relative proximity to Vancouver, and so in late 2003 it was decided to acquire exploration properties as well as producing properties in that country.

Guanajuato Silver-Gold Mine Complex

The Guanajuato Mining District is one of the most prolific and best known silver districts in the world, with silver being discovered in 1548 and estimates of historic production ranging from 700 million to 1.5 billion ounces of silver and 4 to 7 million ounces of gold.

Great Panther purchased the Guanajuato Mine Complex in October 2005, where the plant had been operating at approximately 20% capacity up until August 2005 due to a lack of working capital. The Guanajuato Mine Complex includes 1,107 hectares in two main properties, 25 shafts, a 1,200 tonne per day plant, workshops and administration facilities, complete mining infrastructure, mining equipment and certain surface rights (real estate). The three principal shafts are known as Valenciana, Cata and Rayas.

The Guanajuato Mine Complex includes 1,107 hectares in two main properties, 25 shafts, a 1,200 tonne per day plant, workshops and administration facilities, complete mining infrastructure, mining equipment and certain surface rights (real estate). The three principal shafts are known as Valenciana, Cata and Rayas. Old workings have been enlarged to accommodate new equipment, and underground facilities assessed, repaired and/or replaced. In particular, safety conditions have been substantially improved in order to bring them up to modern standards, with regular training of workers to ensure safe working practices and the correct use of safety equipment.

Guanajuato’s third ball mill was tested and put into operation during 2007. For the twelve-month period, cumulative throughput has increased 137% from 86,111 tonnes in 2006 to 203,968 tonnes in 2007. Production increased 358% from 155,085 Ag Eq oz in 2006 to 710,903 Ag Eq oz in 2007. Improvements in mining and in processing were implemented throughout November and December, resulting in much improved ore grades, metal recoveries and the quality of the concentrates.

Operations

During 2007, 7,408 metres of surface drilling and 2,044 metres of underground drilling were completed at Guanajuato. The drill programs have been highly successful in evaluating previously untested areas of the 4.2 kilometre section of the Veta Madre structure and have resulted in the discovery of several new zones of mineralization that can now be brought into the Company’s mine plan. High-grade silver-gold has been extended down to a depth of 600 metres, 170 metres below the current workings, and this has major implications for the depth extension of the entire 4.2 kilometre strike length of this world-class deposit.

Topia Silver-Lead-Zinc Mine

The Topia Mine is located in one of the oldest mining districts in Mexico. Great Panther’s total land package at Topia comprises more than 6,800 hectares, encompassing the majority of the district. After acquiring the Topia Silver-Lead-Zinc Mine in Q2 2005 and taking possession of the mine and plant facilities in September 2005, the Company refurbished and re-commissioned the plant, and commenced mining. In June 2006 the plant was operating at approximately 120 tonnes per day. Its third ball mill was tested and put into operation during 2007, enabling daily throughput to increase by as much as 50%.

Production performance for 2007 was 625,726 ounces of silver equivalent (Ag Eq oz). Surface diamond drilling totaled 7,422 metres in 34 holes while 14 holes were drilled from underground for 924 metres. Good results were recorded for the drilling on the La Dura and Don Benito veins and underground development of these veins is well advanced. Towards the end of 2007, drilling was targeting the Cantarranas and Argentina Veins. The Company’s main focus at Topia is on the development of the Argentina Vein, where better widths and consistently high grades should provide an increasing percentage of mill feed in the coming years.

Mapimi Project

Great Panther’s Mapimi Property (formerly known as Km66) is located in northeastern Durango State, Mexico, only 100 kilometres on a paved highway from Peñoles’ smelter in Torreon. The Company has signed a formal Option Agreement for the right to earn a 100% interest in the property, subject to a 3% Net Smelter Return (“NSR”). Additional staking by the Company in 2007 has increased its total landholding at Mapimi to more than 15,000 hectares.

The Company now has a new NI 43-101 resource estimate for the property of 28.6 million Ag Eq oz, comprising an Indicated Mineral Resource of 22.3 million Ag Eq oz and an additional 6.3 million Ag Eq oz in the Inferred category. The new resource is being used as the basis for a preliminary scoping study to determine the potential for an open pit mine. Airborne and ground geophysical surveys, conducted in 2007 over a portion of the Mapimi Property, identified two kilometre-scale anomalies that are interpreted to reflect sulphide mineralization associated with a buried intrusive. Phase II diamond drilling commenced in October 2007 to test these anomalies. The potential for a new discovery at Mapimi remains very high.

San Antonio Property

The 11,946 hectare, 100% owned San Antonio property lies in the Guadalupe y Calvo Mining District of southwest Chihuahua State, Mexico, along the Sierra Madre Geological Trend. The Property contains a zone of recently discovered gold-copper mineralization and associated alteration more than 14 kilometres in length. Being a non-core asset for the Company, the property was optioned to Altair Ventures Inc. (“Altair”), pursuant to which Altair can earn a 70% interest in the San Antonio Property by spending a total of US$1,000,000 in exploration on the project and making staged payments and share issuances to Great Panther totaling US$200,000 and 200,000 common shares, over three years. Great Panther is the operator of the exploration program.

Fundamentals

There are four fundamental factors that are key drivers of performance in a junior mining company:

1.	Maximization of production rates and lower cash cost of production;

2.	Advancement of individual project resources toward production;

3.	Addition of new undervalued assets to a company’s portfolio; and

4.	Rising metals prices, which increase the value of the metal inventories.

Since 2004 Great Panther has added shareholder value by putting two mines into production and acquiring one development project. The Company began to build its asset base during the beginning of the recent bull market for metals; the markets for silver, gold, lead and zinc have all seen dramatic improvements in market fundamentals since 2004. Low metal prices over the previous several years resulted in decreased exploration and a significant shortage of new quality projects in the development pipeline. Even with the increase of metal prices and renewed investment interest, it will be years before new silver deposits can be brought to production to meet higher demand levels. Great Panther is well positioned to take full advantage of the growing demand for silver.

Operations

Laboratory

The new state-of-the-art laboratory, on-site at the Guanajuato Mine Complex, allows for an increase in the number of grade control samples that can be rapidly analyzed, and plays an important part in the successful implementation of the mine grade and processing controls. Mine, plant and exploration samples can be assayed rapidly, long delays in obtaining results are avoided, and significant costs of freighting drill core samples have been eliminated.

The laboratory, whilst 100% owned by the Company, is independently managed and operated by SGS Mineral Services. As such, assay results are independently derived and may be so reported, and the lab is dedicated to Great Panther.

Environment and Safety

Great Panther accepts its responsibility to protect the health and well-being of its employees and preserve the environmental integrity of the locations where it carries out its operations.

Since acquiring the Topia and Guanajuato mines in 2005, safety conditions have been improved dramatically. Workers now have new safety equipment and receive regular training and daily safety briefings.

Environmental sustainability of both operations has also improved significantly. Active tailings dams have been upgraded to reduce dust and water runoff. All drainage is now fully contained and water is recycled for use at the plants. Great Panther is committed to excellence in upholding health and safety standards that comply with legislated requirements, and exceed the expectations of our employees, government and the public.

Corporate Governance

Corporate governance means ensuring that a comprehensive system of stewardship and accountability is in place and functioning among the directors, management and employees of the Company. Great Panther is committed to the principles of good governance and employs a variety of policies, programs and practices to manage corporate governance and ensure compliance. During 2007, Great Panther further strengthened its internal control environment and its corporate governance policies. The Company’s external auditors audited the Company’s internal control over financial reporting as of December 31, 2007, in accordance with the standards of the Public Accounting Oversight Board (United States), and expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Community Relations

With a workforce of more than 600 people at its two mining operations in Mexico, Great Panther is making a significant contribution to the local economies, and enjoys excellent community relations in both Topia and Guanajuato.

New Additions to Management

During 2007, the management team was significantly strengthened by the following appointments:

•	Charles Brown as Chief Operating Officer (new position)

•	Raakel Iskanius, CA as Chief Financial Officer

•	Ing. Francisco Ramos Sanchez as Vice President, Business Development (new position)

•	Ing. Carlos Castro Villalobos as the new Mine Manager at Guanajuato

•	Ing. Juan Maximo Lopez Medel as the new Chief Mine Geologist at Guanajuato

•	Deborah Young as Corporate Controller

•	Ing. Armando Aguilar Vazquez as the new Mill Superintendent at Guanajuato

Highlights

•	147% increase in mineral sales revenue to $17,487,070 million in fiscal 2007 from $7,069,442 in fiscal 2006.

•	109% increase in total annual production to 1,336,629 silver equivalent ounces (Ag Eq oz) in fiscal 2007 from 638,860 Ag Eq oz in fiscal 2006.

•	Fiscal 2007 earnings from mining operations (1) (non-GAAP measure) were $1,370,437 compared to a loss of $49,605 in fiscal 2006.

•	358% annual increase in output at Guanajuato for fiscal 2007 to 710,903 Ag Eq oz from 155,085 Ag Eq oz in fiscal 2006.

•	29% annual increase in output at Topia for fiscal 2007 to 625,726 Ag Eq oz from 483,775 Ag Eq oz in fiscal 2006.

•

New underground development and deep diamond drilling at the Guanajuato Mine confirmed the depth extension of high grade gold and silver mineralization below the old workings to a depth of approximately 600 metres, just southeast of the Cata Shaft.

•

Phase I surface drilling on the La Gloria zone at the Mapimi Project yielded an upgraded and expanded NI 43-101 compliant resource base of 28.6 million Ag Eq oz, including an Indicated Mineral Resource of 22.3 million Ag Eq oz and an Inferred Mineral Resource of 6.3 million Ag Eq oz.

•

Management team strengthened with appointments of Charles Brown as Chief Operating Officer, Raakel Iskanius as Chief Financial Officer, Ing. Francisco Ramos Sanchez as Vice President of Business Development and Ing. Carlos Castro Villalobos as the General Manager of the Guanajuato Mine.

(1)	Earnings from mining operations is defined as mineral sales less cost of sales (excluding amortization and depletion).

Management’s Discussion & Analysis

For the Year Ended December 31, 2007

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 28, 2008, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the year ended December 31, 2007, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2007 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Great Panther Audit Committee and approved by the Great Panther Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.

Overview

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

Growth Strategies

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our principal goals are to grow our earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

To grow our business, we are focusing on three different fronts, and we believe these three key components will enable us to execute our strategy successfully.

1. Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

During 2007, we significantly strengthened our management team by the following appointments:

•	Charles Brown as Chief Operating Officer (new position)

•	Raakel Iskanius as Chief Financial Officer

•	Ing. Francisco Ramos Sanchez as Vice President, Business Development (new position)

•	Ing. Carlos Castro Villalobos as the new Mine Manager at Guanajuato

•	Ing. Juan Maximo Lopez Medel as the new Chief Mine Geologist at Guanajuato

•	Ing. Armando Aguilar Vazquez as the new Mill Superintendent at Guanajuato

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

2. Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

Management’s Discussion & Analysis

The performance of the mining and processing operations is being bolstered by additional expertise brought in by the infusion of new technical and management personnel.

Mine development is focused towards accessing higher grade ore at both operations. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is being supported by a metallurgical testwork program under the direction of a senior metallurgical consultant. This, together with the local expertise, has resulted in a continual improvement in processing performance.

3. Our locations

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day. Great Panther’s Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies now working in Mexico, Great Panther had the advantage of being an ‘early mover’ and has a broad base of contacts that benefits its mining operations and exploration programs, and provides exposure to new opportunities. To capitalize further on this, the Company recently appointed Francisco Ramos Sanchez, one of the co-founders of the Company, as the new Vice President of Business Development. Ing. Ramos’ extensive network in Mexico was responsible for the Company’s acquisition of both of our mines and, in his new role, he is seeking additional growth opportunities for Great Panther.

Primary Mining Properties

Topia Mine

For the three month period ending December 31, 2007, the Company processed 8,528 tonnes of ore compared to 9,509 tonnes in the previous quarter, a decrease of 10%. Although the tonnes processed decreased, production increased by 23,333 Ag Eq oz to 171,823 Aq Eq oz during the quarter compared to 148,490 Aq Eg oz for the three months ended September 30, 2007, an increase of 16%. The breakdown by metal in the recent quarter was 82,850 oz of silver, 241 oz of gold, 427,696 lbs of lead and 445,334 lbs of zinc. In addition to the aforementioned production for the quarter, the Topia plant processed 2,699 tonnes, or 24% of the total throughput, on a custom basis for local small miners. Custom milling uses up some of the excess plant capacity and helps increase efficiencies and offset overall costs.

For the twelve month period, cumulative throughput has increased 50% from 22,445 tonnes in 2006 to 33,605 tonnes in 2007, while production increased 29% from 483,775 Ag Eq oz in 2006 to 625,726 Ag Eq oz in 2007. This increase in production is a direct result of continual refurbishment of the plant and the development of various zones for mining. The average grade of ore mined and milled in 2007 was lower than in 2006 as much of the additional production was attributed to the increased exploration by drifting and raising on vein to look for, and define, better grade areas for future production mining. By its nature, exploration mining is often lower in grade and has narrower veins than production mining.

Underground exploration guided by both surface and underground diamond drilling is being conducted at several locations and on a number of different veins throughout the Topia operations. During the fourth quarter, some of the veins being explored improved in width and grade, resulting in increased mine ore grade and production levels. The larger ball mill was utilized throughout the quarter resulting in improved milling efficiency.

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1

Tonnes milled	8,528	9,509	7,407	8,161	7,205	6,948	4,592	3,700

Silver ounces	82,850	65,884	58,270	72,437	65,921	49,085	52,859	40,138

Gold ounces	241	128	126	148	145	106	85	69

Lead tonnes	194	184	153	204	209	153	145	121

Zinc tonnes	202	204	189	252	245	202	166	131

Silver equivalent ounces (Ag Eq oz) (2)	171,823	148,490	133,522	171,891	156,556	121,166	115,672	90,381

(2)

Silver equivalent ounces for each metal were established using commodity prices of US$600 per oz, US$12 per oz, US$0.60 per lb, and US$1.50 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

The production performance for the year, at 625,726 Ag Eq oz, fell short of the September 2007 published target of 675,000 Ag Eq oz. It had been anticipated that the exploration by mine development would have yielded better results and production mining would have started much sooner. During the year, it was recognized that more diamond drilling, both from underground and surface, is required to better direct the in-mine exploration. Surface diamond drilling totaled 7,422 metres in 34 holes while 14 holes were drilled from underground for 924 metres.

Very good results were recorded for the drilling on the La Dura and Don Benito veins and underground development of these veins is well advanced. Towards the end of 2007, drilling was targeting the Cantarranas and Argentina veins.

Cash operating costs (refer to the discussion in “Cash Costs per Ounce of Silver (Non-GAAP Measures)” section, which describes this calculation) at Topia for the year ended December 31, 2007 were CAD$1,880,492 compared to CAD$1,011,120 in 2006. The cash operating cost per silver ounce was USD$6.21 compared with USD$4.25 for 2006. The increase in cost of sales is due to a number of factors including higher refining and smelting rates, lower ore grades from increased exploratory development mining and a weakened US dollar, which contributed to a higher cash production cost per ounce.

	CAD	USD
For the Year Ended	Cost of	Cost per
December 31, 2007	Sales	Ag Oz

Cash production costs	$4,685,050

Site preparation	112,830

Smelter and transportation	547,550

Cost of Sales (excluding custom milling)	5,345,430

By-product credits(3)	(3,464,937)

Cash Operating Costs	$1,880,493	$6.21

(3)

By-product credits are defined as net smelter return (revenue less smelting and refining costs) derived from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

Management’s Discussion & Analysis

2006 cash operating costs have been restated below to conform to current year presentation:

	CAD	USD
For the Year Ended	Cost of	Cost per
December 31, 2006	Sales	Ag Oz

Cash production costs	$2,600,344

Site preparation	212,602

Smelter and transportation	435,148

Cost of Sales (excluding custom milling)	3,248,094

By-product credits	(2,236,974)

Cash Operating Costs	$1,011,120	$4.25

Guanajuato Mine

During the fourth quarter, the average gold grade increased from 0.79 g/t to 0.86 g/t while the silver grade increased slightly from 106 g/t to 113 g/t resulting in an increase in the silver equivalent grade from 146 g/t to 156 g/t. Throughput for the quarter (45,773 tonnes) was 24% lower than FY07-Q3 (60,031 tonnes). Metal recoveries improved from 71.1% to 74.9% for gold and from 72.8% to 76.6% for silver, while overall output decreased by 18% from 212,617 Ag Eq oz to 174,906 Ag Eq oz.

The 2007 production performance of 710,903 Ag Eq oz fell short of the September 2007 published target of 850,000 Ag Eq oz. The grades of ore being mined fell well below plan in October. Changes to grade control procedures and mining priorities caused further shortfalls before their positive impact was realized.

Improvements in mining (by implementing grade controls and mine planning guided by diamond drill results) and in processing (by upgrading equipment maintenance and closer controls) were implemented throughout November and December. The result was reduced ore throughput, which was more than offset by much improved ore grades, metal recoveries and the quality of the concentrates.

For the twelve month period ended December 31, 2007, cumulative throughput has increased 137% from 86,111 tonnes in 2006 to 203,968 tonnes in 2007, while production increased 358% from 155,085 Ag Eq oz in 2006 to 710,903 Ag Eq oz in 2007. This increase in throughput and production is a direct result of continual refurbishment of the plant and improved grades and recoveries.

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1(4)

Tonnes milled	45,773	60,031	48,403	49,761	39,932	36,106	10,073	–

Silver ounces	127,624	155,272	131,683	106,646	52,499	39,246	13,735	–

Gold ounces	946	1,147	903	798	420	387	181	–

Silver equivalent ounces (Ag Eq oz)	174,906	212,617	176,828	146,552	73,995	59,088	22,986	–

(4)	Nil in FY06-Q1 as production commenced in June 2006.

With the addition of Charles Brown as Chief Operating Officer during the last half of the year, the Company is placing a great deal of emphasis on operational issues at Guanajuato in order to improve the operation’s performance, particularly the mining, to mine higher quality and clearly profitable ore, and the processing, to ensure metal recoveries are high and concentrate quality is improved, thereby significantly reducing freight and smelting charges.

The new state-of-the-art laboratory, on-site at the mine, allows for an increase in the number of grade control samples that can be analyzed, and plays an important part in the success of the implementation of the mine grade and processing controls.

Mine planning is being supported by smaller underground diamond drills at both operations. Drilling shorter holes provides a better understanding and definition of the ore to be mined.

A senior Canadian-based metallurgical consultant was contracted during the fourth quarter to direct a metallurgical testwork program and advise on the processing operation. A new General Manager and Mill Superintendent were appointed during November. The milling and processing performance has continuously improved since this time.

Cash operating costs for the twelve months ended December 31, 2007 for the Guanajuato operations totaled CAD$7,399,719 compared with CAD$2,837,160 in 2006. The cash cost per silver ounce decreased significantly to USD$13.95 from USD$26.66 in 2006. The decrease is due primarily to achievement of higher grades in 2007 over 2006 and to a reduction in overall start-up costs.

	CAD	USD
For the Year Ended	Cost of	Cost per
December 31, 2007	Sales	Ag Oz

Cash production costs	$7,431,888

Site development	1,408,635

Transportation and smelter	857,372

Cost of Sales	9,697,895

By-product credits	(2,298,176)

Cash Operating Costs	$7,399,719	$13.95

2006 cash operating costs have been restated below to conform to current year presentation:

	CAD	USD
For the Year Ended	Cost of	Cost per
December 31, 2006	Sales	Ag Oz

Cash production costs	$2,907.079

Site development	259,218

Transportation and smelter	175,860

Cost of Sales	3,342,157

By-product credits	(504,998)

Cash Operating Costs	$2,837,160	$26.66

Management’s Discussion & Analysis

During 2007, 7,408 metres of surface drilling and 2,044 metres of underground drilling have been completed at Guanajuato. The drill programs have been highly successful in evaluating previously untested areas of the 4.2 kilometre section of the Veta Madre structure and have resulted in the discovery of several new zones of mineralization that can now be brought into the Company’s mine plan.

The Promontorio area, from surface to a depth of 150 metres, was thoroughly tested. Mining to explore and develop the veins for mining is in progress with production scheduled from three levels throughout 2008. The Cata Clavo is being drilled from underground to test its extension below the previously worked 417 metre level. Drill results are very positive and production mining is underway from the 430 metre level. The Guanajuatito area was extensively drilled during 2006 and production from the newly drill-discovered North Zone is well underway.

Cash Costs per Ounce of Silver (Non-GAAP Measures)

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces; however, the Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits, which is a more commonly used industry practice.

In this MD&A, costs per ounce for 2006 have been recalculated on the same basis to ensure that the comparables are consistent with this new method. The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2007 and 2006.

			2007			2006
		Topia	Guanjuato	Total	Topia	Guanjuato	Total

CAD Cost of Sales		6,212,737	9,903,896	16,116,633	3,715,363	3,403,684	7,119,047

Add/(Subtract):
CAD gross by-product revenue(5)		(3,992,422)	(2,504,177)	(6,496,599)	(2,523,927)	(566,524)	(3,090,451)
Cost of custom milling		(339,822)	–	(339,822)	(180,316)	–	(180,316)

CAD Cash Operating Costs		1,880,493	7,399,719	9,280,212	1,011,120	2,837,160	3,848,280

USD Cash Operating Costs	A	1,749,654	6,884,869	8,634,523	865,981	2,429,907	3,295,888

Payable Silver Production	B	281,550	493,383	774,933	203,810	91,140	294,950

USD Cash Cost per Ounce of Silver	A/B	$6.21	$13.95	$11.14	$4.25	$26.66	$11.17

(5)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato.

Primary Mineral Exploration Properties

The Company currently has two significant exploration properties, known as the Mapimi Project and the San Antonio Project. The Virimoa Project was returned to the vendor during the second quarter of 2007.

Mapimi Project

The Company continued its delineation drilling on the La Gloria and Las Palmitas Zones in the first half of 2007 in an attempt to better delineate and expand the known resource that was based upon previous work of Coeur d’Alene Mines Corp. in 1997–98. Data from Coeur d’Alene’s drilling was used by Wardrop Engineering to calculate the initial NI 43-101 Inferred Mineral Resource on these two zones (Great Panther news release September 11, 2006) of 22.3 million ounces of silver equivalent (Ag Eq oz), contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq).

In its Phase I drilling program, Great Panther completed 29 diamond drill holes on La Gloria and Las Palmitas. A new zone of silver-lead-zinc mineralization, La Gloria East, was discovered and, although of lower grade, is still open to the north. Results of this drilling were used by Wardrop Engineering for the purpose of obtaining a new resource estimate for the property. This was released on March 19, 2008 and consists 28.6 million Ag Eq oz including an Indicated Mineral Resource of 22.3 million Ag Eq oz, and an additional 6.3 million Ag Eq oz in the Inferred category. The new resource is being used as the basis for a preliminary scoping study to determine the potential for an open pit mine.

Other exploration work completed to date on the Mapimi Property continues to be highly encouraging, as airborne and ground geophysical surveys have identified two large and intense anomalies that are interpreted to reflect sulphide mineralization. Results of this work are being used to guide a 5,000-metre drilling program that commenced in October 2007 and is ongoing. At the date of this MD&A, a total of 47 holes had been drilled by Great Panther on the Mapimi Project.

San Antonio Project

Geological mapping and sampling continued on the San Antonio Project during the fourth quarter of 2007. The property hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. Field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of 2007. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company. Under the terms of an option agreement, Altair Ventures Inc. can earn a 70% interest in the property by spending $1,000,000 on exploration and making certain cash payments and share issuances to Great Panther over a four year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project. During Q4 2007, Altair incurred approximately $345,000 in exploration work on the property.

Virimoa Project

On May 30, 2007, the Company provided notice that it was terminating the option agreement on the Virimoa property in Durango State. No field work was conducted on the property during 2007.

Management’s Discussion & Analysis

Selected Annual Information

	2007	2006	2005

Revenue	$17,487,070	$7,069,442	$–

Cost of sales (excluding amortization and depletion)	16,116,633	7,119,047	–

General and administrative	4,672,362	4,408,631	2,139,236

Mineral property exploration expenditures	6,803,104	3,968,083	2,340,398

Amortization	3,603,668	1,421,769	12,579

Interest expense	1,035,577	830,236	357,011

Loss before provision for income taxes	17,129,388	14,974,421	5,602,199

Loss for the year	19,700,861	15,084,437	5,231,685

Loss per share (weighted average)	0.27	0.25	0.22

Cash and cash equivalents	5,357,977	9,208,048	5,295,397

Total assets	31,053,110	32,132,259	19,218,970

Total liabilities	9,856,641	3,582,428	5,836,542

Total long-term liabilities	7,551,286	1,360,211	763,586

Working capital	10,659,942	12,533,156	1,407,474

Certain comparative figures have been reclassified to conform with current period presentation.

Results of Operations

The Company, in its transformation from a company concentrating on exploration to a company now focused on the mining of precious and base metals, generated net sales of $17,487,070 in 2007 compared to $7,069,442 in 2006, an increase of 147%. This revenue from mining operations resulted from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue for the year has grown on a quarter-by-quarter basis as production levels have steadily increased at both operations. Revenue from operations grew from $4,173,562 in the first quarter to approximately $5,267,117 by the fourth quarter. This increase can be attributed to increased production levels at the two mining operations. Combined output at Topia and Guanajuato was 1,336,629 silver equivalent ounces (Ag Eq oz) in 2007, compared with 638,860 Ag Eq oz in 2006. This increase in output along with increased metal prices during 2007 contributed to the year over year increase in the Company’s revenue. Silver, gold and lead prices increased over 16%, 15% and 100%, respectively, year over year.

Overall cost of sales for the 2007 fiscal year was $16,116,633 compared with $7,199,047 in 2006. Cost of sales increased primarily due to increased output. Cash costs per silver ounce remained relatively unchanged from 2006 levels (improvements in Guanajuato’s cost per ounce were offset by an increase in Topia’s cost per ounce). The Company anticipated improved efficiencies during 2007; however, smelting and refining rates increased in 2007 for both mines, compounded by increased production mining costs and lower ore grades from the Topia operations. As efficiencies are created in the Company’s operations, and with start-up costs associated with bringing both operations back into production now behind us, management anticipates improved margins in the 2008 fiscal year.

The production guidance for 2008 of 1.75 million Ag Eq oz (1.10 million from Guanajuato and 0.65 million from Topia) represents an improvement over 2007 in excess of 30%. This projected increase is mainly the result of higher ore grades, with the mining being subject to strict grade control procedures and focused in drill delineated areas, and improved processing performance. Total costs are projected to be similar to 2007 levels and unit costs will be reduced accordingly.

Amortization and depletion of mineral properties, plant and equipment increased by $2,181,899 in 2007 to $3,603,668 compared with $1,421,769 in 2006. The increase is largely due to the fact that the Guanajuato plant facilities, building and plant rehabilitation were not in service during the first half of 2006 and as such, no amortization expense was recognized during that period. Capital additions during 2006 and 2007 have also resulted in increased amortization in 2007.

Mineral property exploration costs in 2007 were $6,803,104 compared to $3,968,083 and $2,340,398 in 2006 and 2005, respectively. The increased costs are largely attributed to the Company’s ongoing development of its mineral properties to better define its resources. The Company signed an option agreement for the Mapimi property in September 2006 and spent significant funds developing these resources in 2007. With the high demand for qualified drillers, geologists and other mining related personnel, many companies like Great Panther are incurring higher than normal costs for these services because of the general shortage of qualified individuals. The Company anticipates spending approximately $8.6 million on its 2008 exploration program, which includes deep drilling at Guanajuato and continued work at Mapimi and Topia.

Overall, general and administrative expenses (“G&A”) (incurred) was $4,672,362 for 2007 compared to $4,408,631 in 2006 and $2,139,236 in 2005. This small increase is not reflective of the growth of the Company in the past twelve months. During the year, the Company added two new senior management positions and significantly increased the depth of the accounting and financial reporting department. The Vancouver office has experienced substantial growth in personnel, necessitating the move to additional larger premises. The Company anticipates incurring approximately $5.2 million in general and administrative expenses in 2008. The increase over 2007 is largely due to a full year’s impact of the changes made in 2007 related to the Company’s growth, as described above.

Accounting, compliance and audit related costs in 2007 were significantly higher than in 2006. This increased cost is largely attributed to the complexity of the Company’s accounting and audit processes with full operating subsidiaries in Mexico. The Company added personnel in both Mexico and Canada as the growth of the Company’s accounting functions necessitated the increase in staffing levels. Additional costs were also incurred as a result of documenting and testing the Company’s internal controls related to the Sarbanes-Oxley Act (“Sox”), a regulatory requirement of the United States Securities and Exchange Commission. External audit costs increased in 2007, as an integrated audit, which includes an attestation of the effectiveness of internal controls, was required in 2007 pursuant to Sox.

Insurance costs increased during 2007 primarily due to the increased cost of insuring Mexican property, plant and equipment. The increase was a result of higher insurance rates in Mexico, in general, as well as capital additions made there.

The above increases were partially offset by lower investor relations costs in 2007 compared with 2006. During 2006, the Company graduated from the TSX Venture Exchange to the more senior TSX. The Company implemented an aggressive marketing strategy to promote the Company in the United States and Europe and, in so doing, incurred significant incremental costs in 2006 which were not incurred in 2007. Expenditures in investor relations are necessary to attract new investors and to inform current shareholders of the Company’s progress.

The Company also incurred non-cash stock-based compensation expense of $1,129,500 in 2007 compared with $4,672,774 and $357,298 in 2006 and 2005, respectively. The Company grew exponentially in 2006, which resulted in the larger than usual expense in that year. Some stock-based compensation expense was incurred in 2007 as the Company continues to need to attract and retain quality individuals.

Interest expense was $1,035,577 in 2007 compared to $830,236 in 2006 and $357,011 in 2005. The increase over 2006 is due to the issuance of two 8% per annum convertible notes totaling $4.05 million in July 2007. Interest expense paid increased by $209,317 in 2007 compared with 2006. This was partially offset by a decrease in interest accretion.

Management’s Discussion & Analysis

The Company incurred a foreign exchange loss of $1,440,802 in 2007, compared to a gain of $10,358 in 2006 and a loss of $19,294 in 2005. The Canadian dollar strengthened relative to the Mexican peso during 2007. As such, a foreign exchange loss was incurred on the revaluation of the Mexican subsidiaries’ monetary assets and liabilities at the current exchange rate at year end.

The provision for income taxes was $2,571,473 in 2007, compared to $110,016 in 2006 and incomes taxes recoverable of $370,514 in 2005. The large increase is due to a future income tax liability of $2,421,504 being recorded in the fourth quarter of 2007. A new tax in Mexico, referred to as a “flat tax”, was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. The Company’s subsidiary MMR is forecast to pay flat tax. As the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under flat tax, this has given rise to an excess of book value over tax value, which results in a future income tax liability. The Company is pursuing tax planning opportunities in Mexico to minimize taxes paid in the future.

Overall, the loss for the twelve months ended December 31, 2007 (“FY07”) was $19,700,861 compared to $15,084,437 and $5,231,685 for the twelve month periods ending December 31, 2006 and December 31, 2005, respectively, for the above- noted reasons.

Selected Quarterly Information (in dollars)

	FY07-Q4	FY07-Q3	FY07-Q2	FY07-Q1	FY06-Q4	FY06-Q3	FY06-Q2	FY06-Q1
			(Restated)	(Restated)

Revenue	5,267,117	4,899,422	3,146,969	4,173,562	3,876,592	1,828,398	959,062	405,390

Cost of sales (excluding amortization and depletion)	5,141,291	4,351,708	2,845,645	3,777,989	3,664,827	1,960,363	738,227	755,630

General and administrative	1,434,779	1,173,228	865,295	1,199,060	1,523,169	665,532	1,521,574	698,356

Stock-based compensation	0	444,000	504,500	181,000	3,165,270	23,216	184,788	1,299,500

Loss for the period	(6,514,559)	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)	(1,289,174)	(3,036,687)	(2,973,437)

Basic loss per share	(0.08)	(0.06)	(0.08)	(0.05)	(0.12)	(0.02)	(0.06)	(0.05)

Cash and cash equivalents	5,357,977	2,523,680	2,401,239	5,579,424	9,208,048	12,941,744	16,173,126	2,628,869

Current assets	12,965,297	9,106,236	8,095,981	11,924,549	14,755,373	18,483,031	19,723,684	4,644,454

Working capital	10,659,942	6,813,319	4,909,509	10,180,448	12,533,156	14,958,996	16,519,943	2,856,603

Restatement

Subsequent to the original filing of the Company’s unaudited interim financial statements for the periods ended March 31, 2007 and June 30, 2007, the Company determined that the following errors had been made:

•	2006 year end entries were not correctly carried forward and/ or reversed

•	Revenue for the first quarter 2007 had been under accrued

•	Mexican tax on assets had not been accrued during the first two quarters of 2007

These errors were corrected and the Company amended and re-filed its interim statements and Management’s Discussion and Analysis for the periods ended March 31, 2007 and June 30, 2007 on November 14, 2007.

Quarterly Trends

The climate in Mexico enables mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter, depending on when option payments are due and the stage of the exploration program (e.g., drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation, can be quite large in any given quarter.

Fourth Quarter Discussion

The Company earned revenue of $5,267,117 during the fourth quarter of operations compared to revenue of $3,876,592 for the same period in 2006, an increase of 36%. This increase can largely be attributed to the increase in production at both the

Topia and Guanajuato mines, as well as a general increase in metal prices. The combined output at Topia and Guanajuato was 346,729 Ag Eq oz compared with 230,040 Ag Eq oz for the same period in 2006. Over the twelve month period between FY07-Q4 and FY06-Q4, a significant amount of refurbishment was completed at both plants, which has increased the capacity at both locations, particularly at Guanajuato.

Gross revenue increased by $367,695 during the fourth quarter of 2007 compared to the third quarter despite a decrease in the combined output of silver equivalent ounces of 4% quarter over quarter. This increase was due to a general metal price increase during the fourth quarter of 2007, with silver and gold increasing by 12% and 15.7%, respectively.

Total throughput for the Topia and Guanajuato operations for the fourth quarter of 2007 was 54,301 tonnes compared to 69,540 tonnes for the third quarter of 2007.

Management’s Discussion & Analysis

At Topia, the reduced throughput of 1,000 tonnes was generally as planned, with operations being shut down through the Christmas and New Year period. At Guanajuato, the decrease of over 14,000 tonnes was attributed to the low mining grades in October, which necessitated changes in mining priorities and strict grade controls, which, although improving the profitability of the operation, resulted in lower mined tonnes.

The Company is continuing diamond drilling and development work at both mine sites to define higher grade areas for mining.

At Topia, development work continues on many veins, with priority on the Argentina and the Don Benito veins, where recent good grades and better widths are already resulting in an increase in production. A further increase in production is expected from these veins in 2008 to replace other lower grade areas and areas that become exhausted.

The surface drill program at Guanajuato has identified several new zones of silver-gold mineralization in the Promontorio/ Garrapata area – the southern-most part of the Guanajuato mine complex. Although this is an area of old workings, parts of the main Veta Madre vein remain and there are several sub–parallel veins to be exploited. The Veta Madre vein has been accessed, and production is planned for 2008 from three levels.

Cata Clavo was accessed by level development on the –430 metre level, with very high grades being encountered. The internal inclined hoisting shaft, which will be used to hoist ore from this and lower levels, was being sunk and made ready for use in 2008.

The North Zone of Guanajuatito was accessed from the decline on the +10 metre and +20 metre levels, while the decline was driven to access the zone at the –20 metre level. Production from this zone is of good quality and is planned to increase in 2008.

Mining of ore pillars and remnants at the San Vicente mine has been reduced while the recovery of higher grade pillars at the Rayas mine has been prioritized.

For the three months ended December 31, 2007, amortization and depletion of mineral properties, plant and equipment increased by $147,790 compared with the corresponding period in 2006. The year over year increase would have been larger as there were capital additions during 2007. However, the fourth quarter of 2006 included an adjustment resulting from the revision of the life expectancy, for accounting purposes, of the Company’s two mines from 10 years to 5 years.

Cost of sales (excluding amortization and depletion) was $5,141,291 for the three months ended December 31, 2007 compared to $3,664,827 for the same period in 2006. The year over year increase in cost of sales is due to the large increase in tonnes throughput, as well as higher smelting and refining rates.

Exploration costs decreased to $1,861,899 for the three months ended December 31, 2007 compared with $2,278,849 for the three months ended December 31, 2006. Exploration costs in the fourth quarter of 2006 included an issuance of common shares pursuant to the Mapimi option agreement (none in the fourth quarter of 2007). Exploration costs, although expensed during the quarter (in accordance with the Company’s accounting policies), will provide future economic benefits as the zones identified go into production.

General and administrative expenses (“G&A”) were $1,434,779 for the three months ended December 31, 2007 compared to $1,523,169 for the same period in 2006.

Although G&A increased overall in 2007 compared to 2006 as described above in “Results from Operations”, there was a small decrease quarter over quarter due to the significant costs incurred as part of the aggressive marketing strategy pursued in the fourth quarter of 2006.

The Company did not incur any non-cash stock-based compensation expense in the fourth quarter of 2007 compared with $3,165,270 in the fourth quarter of 2006. As noted earlier, the company grew exponentially in 2006, which resulted in the larger than usual expense in that year, particularly in the fourth quarter.

As noted in the “Results of Operations” section, the provision for income taxes in the fourth quarter of 2007 increased over the same period last year by $2,227,467 due to the recording of a future income tax liability of $2,421,504. This was partially offset by reduced current tax expense in the fourth quarter of 2007 of $194,037.

The Company incurred a loss of $6,514,559 for the quarter ended December 31, 2007, compared to a loss of $7,785,139 for the quarter ended December 31, 2006 for the above- noted reasons.

Liquidity and Capital Resources

The Company currently has mining operations that are generating cash flow, and towards the end of 2007 the economic viability of the operations began to be realized. The financial success of the Company relies on management’s ability to continue the successful exploration, development and operation of its mines, to develop its exploration properties and achieve profitable operations.

In order to finance its operations, exploration activities and corporate overhead, the Company is dependent on investor sentiment remaining positive towards the gold and silver exploration business generally, and specifically towards Great Panther. Many factors have an influence on investor sentiment, including a positive climate for mineral exploration, a company’s track record and the experience and calibre of a company’s management. There is no certainty that equity funding, if required, would be available to finance the Company’s future activities.

Cash and Financial Conditions

The Company had a cash (and cash equivalents) balance of $5,357,977 as at December 31, 2007 as compared to $9,208,048 as at December 31, 2006. This decrease is largely attributed to expenses incurred in exploration and the purchase of capital assets and the rehabilitation of the mines. The decrease is partially offset by the proceeds of the exercise of warrants and options, a convertible note financing, and positive operational cash flow now being generated by the two mines.

The Company had working capital of $10,659,942 as at December 31, 2007 compared with working capital of $12,533,156 as at December 31, 2006. There is no assurance that working capital and the anticipated exercise of outstanding warrants, together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months, especially if the Company proceeds with significant exploration activities.

Great Panther does not have access to any lines of credit, nor other arrangements in place, to borrow funds. The Company also does not have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, increased by $1,050,628 in fiscal 2007. The increase was primarily due to a year over year increase in mineral property exploration expenditures. This was partially offset by increased revenue net of cost of sales (excluding amortization and depletion), as well as the timing of amounts receivable and payable.

Investing Activities

For the twelve months ended December 31, 2007, the Company had a net cash outflow from investing activities, primarily for the purchase of mineral properties and capital assets, of $3,362,263 compared with $5,736,570 in 2006. A significant investment was made in 2006 in the rehabilitation and modernization of the Company’s two mines sites.

Financing Activities

For the twelve months ended December 31, 2007, the Company raised proceeds of $8,725,054 through the exercise of warrants, and $678,000 through the exercise of options.

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consists of 8% per annum unsecured convertible notes maturing July 14, 2011 that are convertible into common shares of the Company at the holder’s option at a price of $2.25.

Management’s Discussion & Analysis

The Company made repayments of long-term debt during the twelve months ended December 31, 2007 of $1,456,893.

Subsequent to December 31, 2007, the Company received proceeds of $360,000 on the further exercise of options.

Outlook

Great Panther continues to experience strong growth. The Company is achieving this through continuously improving its operations and by exploring elsewhere for new growth opportunities.

The Company has completed much of the work necessary to rehabilitate the operations such that production is assured. The Company’s operating strategy going forward is to enhance mine exploration and development by focusing on higher grade areas, to strictly control, and thereby increase, production grade, and to continuously improve plant performance in order that the operations are clearly profitable. From this solid foundation, the production throughput will be increased and other opportunities can be exploited.

A preliminary scoping study is being conducted on the newly enhanced resource at the Mapimi Project to determine the potential viability of the La Gloria Zone. In addition, the Company is actively exploring other targets on the property with the aim of identifying and delineating additional resources.

With the appointment of a new Vice President of Business Development, the Company is seeking other opportunities in Mexico.

The management of the Company believes that there are adequate funds currently available to maintain its current operations. However, should Great Panther decide to pursue a significant exploration drilling program, the Company will likely be relying on the equity markets to meet its financing needs during the next 12 months.

Obligations

The following table outlines the contractual obligations of the Company at the end of 2007:

		Payment due by Period
		Less than	1–3		4–5		After
	Total	1 year	years		years		5 years

Long-term debt	$6,158,625	$88,625	$2,020,000	(6)	$4,050,000	(6)	–

Purchase and lease obligations	3,778,000	1,258,000	1,702,000		818,000		–

Total obligations	$9,936,625	$1,346,635	$3,722,000		$4,868,000		–

(6)	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.

Transactions with Related Parties

The Company entered into the following transactions with related parties:

	Three months ended December 31, 2007	Three months ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006

Management consulting fees paid or accrued to companies controlled by directors of the Company	$136,500	$97,750	$539,000	$388,250

Management consulting fees paid or accrued to companies controlled by an officer of the Company	$87,873	$66,393	$395,943	$272,578

Cost recoveries for mineral property expenditures received or accrued from a company with a common director of the Company	$355,610	$0	$631,117	$0

Office and administrative fees, such as rent, paid or accrued to a company controlled by a director of the Company	$9,817	$25,772	$39,879	$101,060

Risk and Uncertainties

Exploration and development stage of the properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, no defined bodies of commercial ore or economic deposits have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio and Mapimi projects, and substantial additional work will be required in order to determine if any economic deposits occur on these properties. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties, including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Management’s Discussion & Analysis

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only relatively recently begun the development of its mineral resource properties, it has a limited production history on which to base an evaluation of its prospects. Recent activities have consisted of rehabilitating the mines and re-starting production at the two producing properties that the Company currently owns. However, the Company has no way to evaluate the likelihood that it will be able to operate its business successfully and it is still in the process of determining if the properties contain a sufficient amount of economically recoverable reserves. The Company recognizes that if it is unable to generate significant profitable revenues from mining operations and/or any dispositions of its properties, it may not be able to earn profits or continue operations, potentially resulting in significant losses in the future. At this early stage of its operations, the Company also expects to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the early stage of their business development. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. Aside from the professional track record of the Company’s management team, there is no history upon which to base any assumption as to the likelihood that the Company will prove successful, and it can provide investors with no assurance that it will generate net operating revenues or achieve profitable operations.

Ability to continue as a going concern

Although the Company generated more than $17 million in gross revenues from its mining activities during 2007, it has not yet generated net profits from its business, and cannot anticipate when it will be able to do so. Therefore the Company may need to raise additional funds for further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required. The most likely source of future funds presently available to the Company, in addition to its existing cash reserves and proceeds from production, is through the sale of equity capital. These circumstances raise doubt about its ability to continue as a going concern, notwithstanding its current cash and working capital position.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects.

There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices and other minerals should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, etc., the effect of which cannot be accurately predicted.

Inherent dangers with mining

The development and operation of a mine is inherently dangerous and involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Fluctuations in foreign exchange rates

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexico Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

Proposed Transactions

At the date of this MD&A, there are no proposed transactions considered by the Company.

Critical Accounting Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts accrued as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in note 2 of the consolidated financial statements for the year ended December 31, 2007.

Management’s Discussion & Analysis

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives. These estimates may change in circumstances where the assets’ useful life change based upon new information.

Site restoration costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts the Company’s operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in these factors could cause a significant change in the reclamation expense. In fiscal 2007, the Company increased its asset retirement obligation by $986,182.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Changes any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax liabilities.

Financial Instruments

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865 Hedges, and Section 1530 Comprehensive Income and Section 3251 Equity.

In accordance with these new standards, all financial assets, except those classified as held-to-maturity, loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices, with unrealized gains or losses recognized as other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when realized. Those instruments classified as held-for-trading have gains or losses included in earnings in the period in which they arise. The Company has classified its cash and cash equivalents as held-for-trading and therefore measures them at fair value, with unrealized gains and losses recorded in income. This change in accounting policy had no effect on the Company’s previous financial statements.

The Company has classified its marketable securities as available-for-sale securities. This change in accounting policy had no effect as at January 1, 2007. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources, and includes unrealized gains and losses on financial assets classified as available-for-sale.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and advances, marketable securities, accounts payable and accrued liabilities and convertible loan notes. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

Securities Outstanding

At the date of this MD&A, the Company had 81,144,352 common shares issued and 9,381,374 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 93,856,229.

Additional Disclosure Requirements

Disclosure controls and procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which accompanies the consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Management’s Discussion & Analysis

Forward-Looking Statements

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; cash flows; currency fluctuations; increases in production costs; differences in recovery rates from those expected; and other general market and industry conditions.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason. Risks that could cause the Company’s actual results to materially differ from its current expectations are described in Great Panther’s 2006 Annual Management’s Discussion and Analysis. The risk profile of the Company as at the date of this MD&A remains substantially the same.

Additional Sources of Information

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

Management’s Statement of Responsibility for Financial Reporting

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee and the Board of Directors.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2007, based on the framework set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

Robert A. Archer	Raakel S. Iskanius
Chief Executive Officer	Chief Financial Officer

March 20, 2008	March 20, 2008

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Great Panther Resources Limited as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 20, 2008

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses and operating cash flow deficiencies that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 18 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 20, 2008

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Great Panther Resources Limited

We have audited Great Panther Resources Limited’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 20, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 20, 2008

Great Panther Resources Limited
Consolidated Balance Sheets
December 31, 2007 and 2006 (Expressed in Canadian Dollars)

	2007	2006

Assets
Current assets:
Cash and cash equivalents	$5,357,977	$9,208,048
Marketable securities	39,795	–
Amounts receivable (note 5)	5,879,243	4,120,584
Income taxes recoverable	363,220	–
Inventories (note 6)	748,473	605,127
Prepaid expenses, deposits and advances	576,589	821,614
	12,965,297	14,755,373
Mineral properties, plant and equipment (note 8)	18,087,813	17,376,886
	$31,053,110	$32,132,259

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,216,730	$911,928
Income taxes payable	–	127,475
Current portion of long-term debt (note 10(a))	88,625	1,182,814
	2,305,355	2,222,217
Long-term liabilities:
Long-term debt (note 10(a))	–	104,127
Convertible loan notes (note 10(b))	4,028,611	1,163,799
Asset retirement obligations (note 11)	1,101,171	92,285
Future income tax liability (note 14)	2,421,504	–
	9,856,641	3,582,428
Shareholders’ equity:
Capital stock (note 12)	56,988,447	46,393,145
Contributed surplus (note 12(c))	6,261,116	6,077,864
Equity component of convertible note (note 10(b))	2,569,000	1,006,000
Accumulated other comprehensive income	5,945	–
Deficit	(44,628,039)	(24,927,178)
	21,196,469	28,549,831

Continuing operations (note 1)
Commitments and contingencies (notes 7, 9, 10, 11 and 16)
Subsequent events (note 17)

	$31,053,110	$32,132,259

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:	Robert A. Archer	Kaare G. Foy
	Director	Director

Great Panther Resources Limited
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

	2007	2006	2005

Revenues:
Mineral sales	$17,487,070	$7,069,442	$–
Cost of sales (excluding amortization and depletion)	16,116,633	7,119,047	–
	1,370,437	(49,605)	–
Expenses:
Amortization and depletion of mineral properties,
plant and equipment	3,603,668	1,421,769	12,579
Accretion on asset retirement obligation	22,704	–	–
Mineral property exploration expenditures (note 9)	6,803,104	3,968,083	2,340,398
General and administrative	4,672,362	4,408,631	2,139,236
Stock-based compensation	1,129,500	4,672,774	357,298
	16,231,338	14,471,257	4,849,511
	(14,860,901)	(14,520,862)	(4,849,511)
Other income (expenses):
Interest income	207,892	366,319	27,251
Interest expense	(1,035,577)	(830,236)	(357,011)
Write-down of mineral property acquisition costs	–	–	(403,634)
Foreign exchange gain (loss)	(1,440,802)	10,358	(19,294)
	(2,268,487)	(453,559)	(752,688)

Loss before provision for income taxes	(17,129,388)	(14,974,421)	(5,602,199)
Provision for income taxes (note 14)	(2,571,473)	(110,016)	370,514

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)
Other comprehensive income, net of tax:
Unrealized gain on marketable securities	5,945	–	–
Comprehensive loss for the year	$(19,694,916)	$(15,084,437)	$(5,231,685)

Diluted and basic loss per share (note 2(m))	$(0.27)	$(0.25)	$(0.22)

Weighted average number of common shares outstanding	72,227,455	59,720,424	23,986,543

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited
Consolidated Statements of Deficit
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

	2007	2006	2005

Deficit, beginning of year	$(24,927,178)	$(9,842,741)	$(4,611,056)

Loss for the year	(19,700,861)	(15,084,437)	(5,231,685)

Deficit, end of year	$(44,628,039)	$(24,927,178)	$(9,842,741)

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

	2007	2006	2005

Cash flows used in operating activities:
Loss for the year	$(19,700,861)	$(15,084,437)	$(5,231,685)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	3,603,668	1,421,769	12,579
Foreign exchange gain on debt	(778)	(12,395)	(119,478)
Stock-based compensation	1,129,500	4,672,774	357,298
Shares issued for mineral exploration expenditures	246,000	613,000	50,000
Future income tax	2,421,504	(17,459)	(370,514)
Write-down of mineral property acquisition costs	–	–	403,634
Interest accretion on debt discount	259,355	378,363	357,011
Interest accretion on convertible note payable	377,812	149,799	–
Accretion on asset retirement obligations	22,704	–	–
Changes in non-cash operating working capital:
Amounts receivable	(1,758,659)	(3,119,463)	(733,324)
Inventories	(143,346)	(605,127)
Prepaid expenses and deposits	245,025	(637,702)	(133,758)
Accounts payable and accrued liabilities	1,304,802	680,062	29,380
Income taxes	(490,695)	127,475	–
Net cash used in operating activities	(12,483,969)	(11,433,341)	(5,378,857)
Cash flows used in investing activities:
Marketable securities	(33,850)	–	–
Mineral properties and capital expenditures	(3,328,413)	(5,736,570)	(941,840)
Purchase of net assets of Topia mine	–	–	(888,405)
Purchase of net assets of Guanajuato mines	–	–	(4,428,416)
Net cash used in investing activities	(3,362,263)	(5,736,570)	(6,258,661)
Cash flows from financing activities:
Due to directors and related parties	–	–	(37,654)
Issuance of shares for cash, net of issue costs	–	13,866,639	13,874,042
Proceeds on issuance of convertible note	4,050,000	2,020,000	–
Repayment of long-term debt	(1,456,893)	(4,897,504)	–
Proceeds received on exercise of warrants	8,725,054	9,224,170	1,136,555
Proceeds on exercise of options	678,000	869,257	36,000
Net cash from financing activities	11,996,161	21,082,562	15,008,943

Increase (decrease) in cash and cash equivalents	(3,850,071)	3,912,651	3,371,425
Cash and cash equivalents, beginning of year	9,208,048	5,295,397	1,923,972
Cash and cash equivalents, end of year	$5,357,977	$9,208,048	$5,295,397
Supplementary cash flow information:
Income taxes paid	$640,664	$–	$–
Interest expense paid	330,517	121,200	–
Interest income received	198,504	302,074	27,251
Non-cash financing and investing transactions:
Mineral property addition upon recognition of asset retirement obligation	986,182	92,285	–
Warrants and options issued for financing fee	–	251,500	606,183
Assumption of debt on purchase of net assets of Topia mine	–	–	1,430,937
Assumption of debt on purchase of net assets of Guanajuato mines	–	–	3,918,747
Assumption of debt on purchase of mining concession	–	231,260	–
Shares issued and funds received in prior years	–	49,910	–

See accompanying notes to consolidated financial statements.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

1.      Nature of continuing operations

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2007 and 2006, the Company recorded losses of approximately $19,701,000 and $15,084,000, respectively, and used cash in operations of approximately $12,484,000 and $11,433,000, respectively. As at December 31, 2007, the Company had an accumulated deficit of approximately $44,628,000 and a working capital balance of $10,660,000.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.      Significant accounting policies

(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiar- ies, New Age Investments Inc., Minera Mexicana el Rosario, S. A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario S. A. de C.V. Significant inter-company balances and trans- actions are eliminated on consolidation.

These consolidated financial statements have been pre- pared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively, US GAAP), as they affect the Company, are disclosed in note 18.

(b)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of manage- ment estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determin- ing the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible note debentures and the fair value assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid invest- ments that are readily convertible to known amounts of cash. Short-term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(d)	Marketable securities

Marketable securities are recorded at fair market value based on quoted market prices.

(e)	Inventories

Inventory consists of ore stockpiles and concentrate inven- tories, which are valued at the lower of average cost and net realizable value. Costs include all direct costs incurred in production, including mining, crushing, processing and overhead. Supplies inventory, which includes the cost of consumables used in operations, such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost.

(f)	Mineral properties, plant and equipment

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition expenditures are capitalized.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recov- eries. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and better- ment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capital- ized upon completion of an analysis which demonstrates the economic viability of the mineral deposit.

Once commercial production has commenced, production facilities and equipment, stated at cost, are depreciated using the straight-line method or units-of-production method, if sufficient reserve information is available, over their estimated useful lives, not to exceed the life of the mine (5 years) to which the assets relate. As at December 31, 2007, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance

Furniture and fixtures	20% declining balance

Office equipment	20% declining balance

Leasehold improvements	straight-line over the term of the lease

(g)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or cir- cumstances indicate that an asset’s fair value may not be at least equal to its carrying value, management of the

Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management’s estimates are subject to risks and uncer- tainties of changes affecting the recoverability of the Company’s investment in its mineral property, plant, equip- ment and mine development. Management’s estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management’s estimate of net cash flows expected to be generated from its proper- ties could occur, which may necessitate a write-down for asset impairment.

(h)	Stock-based compensation

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value based method. Under the fair value based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which, normally is the period during which the options vest.

(i)	Revenue recognition

The Company recognizes revenue from the sale of con- centrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the ship- ment is received. Revenue is recorded in the consolidated statement of operations gross of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjust- ments are recorded on final settlement.

(j)	Asset retirement obligations

The Company’s mining and exploration activities are subject to various laws and regulations governing the pro- tection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associ- ated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liabil- ity is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of reme- diation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(k)	Foreign currency translation

The functional currency of the Company and its subsidiar- ies is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are trans- lated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the trans- actions. Foreign exchange gains and losses are included in income.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying val- ues of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in man- agement’s estimation, more likely than not to be realized.

(m)	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstand- ing during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstand- ing stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(n)	Comparative figures

Certain comparative figures have been reclassified to con- form with current year presentation.

3.      Adoption of new accounting standards:

(a)   Accounting Changes

Effective January 1, 2007, the Company has adopted CICA Handbook Section 1506, Accounting Changes, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)  Financial Instruments

Effective January 1, 2007, the Company has adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity.

In accordance with these new standards, all financial assets, except those classified as held-to-maturity and loans and receivables, are measured at fair value. All financial liabilities are measured at fair value when they are classified as held-for-trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value (or marked to market) based on quoted market prices, with unrealized gains or losses recognized as other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when realized. Those instruments classified as held-for-trading have gains or losses included in earnings in the period in which they arise. The Company has classified its cash and cash equivalents as held-for-trading and therefore measures them at fair value, with unrealized gains and losses recorded in income. This change in accounting policy had no effect on the Company’s previous financial statements.

The Company has classified its marketable securities as available-for-sale securities. This change in accounting policy had no effect as at January 1, 2007. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period from transactions and other events arising from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

Section 3865, Hedges, establishes standards for when and how hedge accounting may be applied. The Company has not designated any agreements as hedges.

Section 3251, Equity, establishes standards for the presentation of equity and changes in equity.

4.      Recent accounting pronouncements

(a) Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, requires additional disclosures about how a company manages its capital. Such information includes quantitative and qualitative disclosure about the Company’s objectives, policies and processes for managing capital, as well as summary quantitative data about what it manages as capital. The Company will be also be required to disclose whether during the period it complied with externally imposed capital requirements and the consequences of non-compliance, if applicable. Such disclosures will be based on information provided internally by the Company’s key management personnel. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

(b) Financial Instruments – Presentation

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company does not expect adoption of this section to have a significant effect on the presentation in the financial statements.

(c) Financial Instruments – Disclosures

Section 3862, Financial Instruments – Disclosures, requires additional quantitative and qualitative disclosures about an entity’s financial assets and liabilities, and their associated risks. Such disclosures include the significance of financial instruments for an entity’s financial position and performance and the nature and extent of risks arising from financial instruments. Specific disclosures include the criteria for designating the classification of different types of financial instruments and determining when impairment is recorded against the related financial asset or when an allowance is used. The standard is effective for interim and annual periods beginning on or after October 1, 2007. The Company is evaluating the impact of the adoption of this Section on the disclosure in the financial statements.

(d) Inventories

Section 3031, Inventories, establishes standards for the measurement and disclosure of inventory. It provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories. This standard is effective for interim and annual financial statements beginning on January 1, 2008. The Company is evaluating the impact of the adoption of this Section on the financial statements.

(e) International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

5. Amounts receivable

	2007	2006

Value added tax recoverable	$3,037,482	$3,002,521
Trade accounts receivable	2,515,477	866,826
Other	436,284	401,237
	5,989,243	4,270,584
Allowance for doubtful
amounts	(110,000)	(150,000)
	$5,879,243	$4,120,584

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.      Inventories

	2007	2006

Finished product	$311,357	$368,462
Ore stockpile	29,319	–
Materials and supplies	407,797	236,665
	$748,473	$605,127

7.      Acquisitions

(a)	Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

In consideration for the rights outlined in the Topia Purchase Agreement, the Company initiated payments totaling US$2,551,678 as follows:

(i) US$100,000 upon registration of the option agreement and expensed as mineral exploration costs (paid);

(ii)

US$150,000 upon notification to option or of the Company’s decision to exercise the option to purchase the rights and the assets of the mine, and US$540,165 on the date of the formal signing of the purchase agreement totaling CAD$851,721 (paid);

(iii)	three annual payments of US$300,000, US$300,000 and US$346,919 each on the first, second and third year, respectively, commencing 18 months after the date of the agreement (paid); and

(iv)

the Company also agreed to assume the debt encum- bering the property, totaling US$814,594 (US$325,527 paid upon signing of the purchase agreement). The debt was repayable out of production from con- centrate sales as a 10% Net Smelter Return. As at December 31, 2007, the remaining debt balance is fully repaid.

The net present value of the Company’s post acquisition payment requirements pursuant to the Topia Purchase Agreement and assumed debt was determined by discounting the face value of the US$1,761,493 (CAD$2,158,534) at the Company’s estimated current borrowing cost to the date of acquisition, to equal $1,430,937. As at December 31, 2007, no remaining obligations remained.

The acquisition was accounted for as an asset acquisition. The following table summarizes the fair value of consideration given and the estimate fair value of assets acquired as at the acquisition date:

Assets acquired:
Plant	$1,730,573
Mineral properties	269,516
Offices and mobile equipment	319,253
$2,319,342
Consideration given:
Cash and direct costs of acquisition	$888,405
Debt	1,430,937
$2,319,342

The Company incurred mineral exploration expenditures on mineral property included in the Topia Mine Project both prior and subsequent to the acquisition transaction (note 9).

(b)	Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico, which includes two main properties, a plant, workshops and administration facili- ties, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price of US$7,250,000 (paid) consisted of staged cash payments to the end of 2006. The cash paid and direct acquisition costs incurred at the acquisition date totaled $4,428,416. The remaining staged payments were discounted at the Company’s esti- mated current borrowing rate to the date of acquisition, to equal $3,918,747. As at December 31, 2006, no remaining obligations remained.

The acquisition was accounted for as an asset purchase. The following table summarizes the fair value of consider- ation given and the estimated fair value of assets acquired at the acquisition date:

Assets acquired:
Plant	$2,049,063
Mineral properties	3,750,000
Offices and mobile equipment	811,722
Land	1,736,378
$8,347,163

Consideration given:
Cash and direct costs of acquisition	$4,428,416
Debt	3,918,747
$8,347,163

The Company incurred mineral exploration expenditures on mineral properties included in the Guanajuato Mine Project both prior and subsequent to the acquisition transaction (note 9).

A legal proceeding was launched in 2006 by five dissident members of the Sociedad Cooperativa Minero Metalurgica Sante Fe (the “Cooperativa”) against the administration of the Cooperativa. Minera Mexicana el Rosario, S.A. de C.V. (“MMR”) and one of MMR’s officers were named in the law- suit. The lawsuit alleged that the sale of the Guanajuato mine assets should be nullified on the basis that the proceedings leading to the approval of the sale did not meet specific requirements as set out in the bylaws of the Cooperativa. The lawsuit was abandoned late in the sec- ond quarter of 2007 and was officially confirmed by the Court, after which the lawsuit cannot be re-initiated by the five dissidents.

(c)	Arcoiris Concession

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The total purchase price of US$300,000 consists of staged cash payments of US$20,000 (paid) upon signing of the purchase agreement, US$80,000 (paid) upon registration of the agreement and US$100,000 each on the first (paid) and second anniver- sary date. The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its Topia Mine Property.

(d)	Fundiciones Property

On May 15, 2006, the Company purchased a 100% inter- est in the Fundiciones property. The agreement required cash payments of Pesos2,250,000 (CAD$222,300) (paid) upon signing of the purchase agreement and an addi- tional payment of Pesos5,447,029 (CAD$538,166) (paid). The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

8.      Mineral properties, plant and equipment

The major components of the Company’s mineral properties, plant and equipment are as follows:

	December 31,	December 31,
	2007	2006

Topia Mine (note 7(a)):
Mineral properties	$2,167,106	$1,577,851
Plant and equipment	5,660,608	5,002,155
Buildings and mobile equipment	393,346	383,086
Asset retirement obligations (note 11)	546,254	52,734
	8,767,314	7,015,826
Accumulated depreciation and depletion	(2,177,831)	(615,898)
	6,589,483	6,399,928
Guanajuato Mines (note 7(b)):
Mineral properties	3,978,063	3,750,000
Plant and equipment	4,828,025	4,248,128
Buildings and mobile equipment	1,752,370	1,075,714
Land	2,844,889	2,480,539
Asset retirement obligations (note 11)	532,213	39,551
	13,935,560	11,593,932
Accumulated depreciation and depletion	(2,753,990)	(799,333)
	11,181,570	10,794,599

Santo Nino	68,542	68,542
Leasehold improvements and other equipment, net of accumulated
depreciation of $123,957 (2006 – $36,879)	248,218	113,817
	$18,087,813	$17,376,886

9.      Mineral property exploration expenditures

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2007
Option payments: Cash	$ 49,119	$ 102,721	$ –	$ –	$ –	$ –	$ –	$ 216,623	$ 368,463
Shares	–	–	–	–	–	–	–	246,000	246,000
Analysis	19,588	–	–	51,098	–	293,759	–	160,448	524,893
Drilling	161,212	–	–	766,273	–	816,417	–	928,912	2,672,814
Field costs	315,688	–	–	111,448	–	3,007	–	171,758	601,901
Geology	31,582	–	–	323,649	–	750,145	–	459,351	1,564,727
Project administration	30,132	–	–	16,490	–	52,024	–	133,577	232,223
Mine exploration costs	–	–	–	1,223,200	–	–	–	–	1,223,200
	607,321	102,721	–	2,492,158	–	1,915,352	–	2,316,669	7,434,221
Cost recoveries	(631,117)	–	–	–	–		–	–	(631,117)
	(23,796)	102,721	–	2,492,158	–	1,915,352	–	2,316,669	6,803,104
Cumulative expenses,
beginning of year	233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817	8,018,724
Cumulative expenses,
end of year	$ 210,074	$ 489,654	$ 425,465	$ 5,817,298	$ 168,144	$ 4,257,919	$ 369,788	$ 3,083,486	$14,821,828

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa	Mapimi
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	(d)	2006
Option payments	$ –	$ 11,495	$ –	$ –	$ –	$ –	$ 192,337	$ 625,639	$ 829,471
Analysis	1,288	–	–	64,493	–	286,744	–	–	352,525
Drilling	–	–	–	206,977	–	620,092	–	24,951	852,020
Field costs	768	–	–	228,253	–	43,061	–	–	272,082
Geology	16,782	11,307	–	352,364	44,188	848,183	–	107,207	1,380,031
Project administration	16,006	–	–	127,244	–	129,684	–	9,020	281,954
	34,844	22,802	–	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative expenses,
beginning of period	199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	–	4,050,641
Cumulative expenses,
end of period	$233,870	$386,933	$425,465	$ 3,325,140	$168,144	$ 2,342,567	$ 369,788	$ 766,817	$ 8,018,724

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

The continuity of expenditures on mineral properties for the year ended December 31, 2005 is as follows:

	San	Santo	San	Topia	Topia
	Antonio	Nino	Taco	Main Block	II to IV	Guanajuato	Virimoa
	(a)	(a)	(b)	note 7(a)	note 7(a)	note 7(b)	(c)	2005
Option payments	$ 4,099	$ 24,492	$ 93,516	$ –	$ –	$ –	$ –	$ 122,107
Analysis	18,553	9,414	2,814	78,142	14,909	7,571	14,952	146,355
Drilling	13,986	160,900	85,176	423,324	–	353,057	80,209	1,116,652
Field costs	906	1,851	1,058	31,928	556	776	850	37,925
Geology	86,907	62,971	62,298	288,302	75,529	47,059	77,834	700,900
Land taxes	11,277	1,640	1,886	44,171	6,813	–	–	65,787
Project administration	29,998	1,237	2,267	106,942	282	6,340	3,606	150,672
	165,726	262,505	249,015	972,809	98,089	414,803	177,451	2,340,398
Cumulative expenses,
beginning of period	33,300	101,626	176,450	1,373,000	25,867	–	–	1,710,243
Cumulative expenses,
end of period	$ 199,026	$ 364,131	$ 425,465	$2,345,809	$ 123,956	$ 414,803	$ 177,451	$4,050,641

(a)	Santo Nino Project

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% inter- est in the four mining claims named “San Antonio”, “Iran”, “Chiripa” and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. US$30,000 was received upon signing of the agreement.

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four conces- sions as at December 31, 2007.

(b)	San Taco Project

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which grants the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the owner- ship rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

The Company did not make the required US$100,000 pay- ment on February 28, 2006 and as a result forfeited all rights and options to the property.

(c)	Virimoa Project

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, $50,000 was paid and 150,000 shares issued. No payments were made in 2007.

(d)	Mapimi Project

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

	(i)	US$20,000 (paid) within 30 days of the signing of the option agreement;

	(ii)	US$80,000 (paid) and issuance of 200,000 com- mon shares (issued) upon registration of the option agreement;

(iii)	US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

(iv)	US$500,000 and issuance of 100,000 common shares by the second anniversary of the date of signing the option agreement;

(v)	US$700,000 by the third anniversary of the date of signing the option agreement; and

(vi)	US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

10.      Long-term debt

(a)   Long-term debt

	December 31,	December 31,
	2007	2006

Topia Mine acquisition (note 7(a)) (“Cienega debt”), discounted at an effective interest rate of 26.8% per annum, repayable in the form of a 10% Net Smelter
Royalty or US$25,000 per shipment, whichever is higher, and is secured by a general security agreement over the assets of the Topia operations.
The debt was fully repaid as at December 31, 2007.	$–	$569,886

Topia Mine acquisition (note 7(a)) (“Caneles debt”), without interest and discounted at an effective interest rate of 26.8% per annum. Terms of the agreement required retirement of the Caneles debt upon full payment of the
Cienega debt. The debt was fully repaid as at December 31, 2007.	–	753,855

Arcoiris Concession acquisition, carrying value of US$100,000 (note 7(c)), without interest and discounted at an effective interest rate of 26.8%
per annum, payable in four staged payments over three years.	99,130	233,060
	99,130	1,556,801
Less: unamortized discount	(10,505)	(269,860)
	88,625	1,286,941
Current portion	(88,625)	(1,182,814)
	$–	$104,127

Interest accreted on long-term debt totaled $259,355 in 2007 (2006 – $378,363).

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(b)      Convertible loan notes

	December 31,	December 31,
	2007	2006

$2,020,000 note due March 9, 2010, interest rate of 8% per annum
payable quarterly. Discounted at an effective interest rate of 26.8%.	$1,398,507	$1,163,799

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum
payable quarterly. Discounted at an effective interest rate of 25.1%.	2,630,104	–
	$4,028,611	$1,163,799

(i)

On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of 8% per annum unsecured convertible note maturing March 9, 2010 and is convertible into common shares of the Company at a price of $1.32 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,006,000 using a Black-Scholes valuation model upon issue of the note. Interest accreted on the note payable during 2007 was $234,708 (2006 – $149,799).

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financ- ing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011 and is convertible into com- mon shares of the Company at a price of $2.25 per share at the holders’ option at any time. The conversion feature of the note has a fair value of $1,563,000 using a Black-Scholes valuation model upon issue of the note. Interest accreted on the notes payable during 2007 was $143,104.

The fair value of the conversion feature of the notes has been recorded as an equity component of the note financ- ing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

11.      Asset retirement obligations

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2007	2006
Balance, beginning of year	$92,285	$–

Changes in cash flow estimates	986,182	92,285
Accretion expense	22,704	–
Balance, end of year	$1,101,171	$92,285

The provision for asset retirement obligations is based on the following assumptions:

The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,289,000 (2006 – US$175,000).

The expected timing of payments is estimated as follows: US$1,698,000 in 2011, US$290,000 in 2012 and US$301,000 in 2013. This timing matches our remaining life estimate of the mines, which is estimated at three years in the absence of a reliable estimate of reserves.

A credit-adjusted risk-free rate of 25.1% (2006 – 26.8%) has been used to discount cash flows.

12.      Capital stock

(a)	Authorized

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued

	Number of Common Shares	Stated Value

Balance carried forward, December 31, 2004	15,818,677	$7,068,595
Private placement at $0.45 per unit, net of costs (i)	4,358,944	1,882,301
Private placement at $0.45 per unit, net of costs (ii)	12,363,000	5,008,713
Private placement at $0.62 per unit, net of costs (iii)	12,250,310	6,983,028
Exercise of “B” warrants at $0.45 per share	1,140,000	513,000
Exercise of “C” warrants at $0.45 per share	1,142,500	514,125
Exercise of “D” warrants at $0.45 per share	96,000	59,520
Exercise of options	80,000	36,000
Issue of options and warrants for financing services		(606,083)
Issue of shares for property	100,000	50,000
Reclass from contributed surplus on exercise of options	–	27,241

Balance, December 31, 2005	47,349,431	21,536,440
Exercise of “F” warrants at $0.62 per share	2,179,472	1,351,273
Exercise of “G” warrants at $0.62 per share	4,034,000	2,501,080
Exercise of “H” warrants at $0.62 per share	2,147,500	1,331,450
Exercise of “I” warrants at $0.90 per share	197,000	177,300
Exercise of “J” warrants at $0.90 per share	3,062,500	2,756,250
Exercise of “K” warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (iv)	7,500,000	13,866,639
Issue of warrants for financing services		(251,500)
Issue of shares pursuant to mineral property option agreements – Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	–	485,229

Balance, December 31, 2006	69,797,348	46,393,145
Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	–	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892
Balance, December 31, 2007	80,744,352	$56,988,447

No preferred shares have been issued.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(i)

On July 19, 2005, the Company issued by private placement 4,358,944 units at a price of $0.45 per unit for gross pro- ceeds of $1,961,525 and paid issue costs of $79,224. Each unit consists of one common share of the Company and one-half of one non-transferable series “F” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 175,700 finder’s warrants entitling the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The fair value of agent’s warrants of $19,583 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On October 5, 2005, the Company issued by private place- ment 12,363,000 units at a price of $0.45 per unit for gross proceeds of $5,563,350 and paid issue costs of $554,638. Each unit consists of one common share of the Company and one-half of one non-transferable series “G” or “H” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.62 for a period of twelve months. The Company also issued 1,163,760 agent options entitling the holder to purchase for a twelve month period at $0.45, one unit comprising one common share and one-half of one non-transferable agent’s warrant. Each full agent’s warrant entitles the holder to acquire, upon exercise, one further common share of the Company at a price of $0.62 for a period of twelve months. The fair value of agent’s options of $147,000 is recorded as a cost of financing and is included in contributed sur- plus. An officer of the Company participated by acquiring 120,000 units.

(iii)

On December 20, 2005, the Company issued by private placement 12,200,000 units at a price of $0.62 per unit for gross proceeds of $7,564,000 and paid issue costs of $626,250. Each unit consists of one common share of the Company and one non-transferable series “I” or “J” share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at $0.90 for a period of two years. The Company also issued 50,310 agent units entitling the holder to purchase one unit comprising one common share and one whole non- transferable agent’s warrant, at $0.62 per unit. Each full agent’s warrant entitles the holder to acquire, upon exer- cise, one further common share of the Company at $0.90 for a period of twenty-four months. The fair value of agent’s options of $13,000 is recorded as a cost of financing and is included in contributed surplus. The Company also issued 1,096,000 agent’s warrants entitling the holder to acquire one common share of the Company at $0.90 for a period of twenty-four months. The fair value of the agent’s options and the agent’s warrants of $426,500 are recorded as a cost of financing and is included in contributed surplus. An officer and two companies controlled by directors partici- pated by acquiring an aggregate of 259,000 units.

(iv)

On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase war- rant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company’s common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker war- rants of $251,500 is recorded as a cost of financing and is included in contributed surplus.

Included in issued capital stock as at December 31, 2007 are nil common shares (2006 – nil; 2005 – 1,012,500) held in escrow. During the year ended December 31, 2007, nil (2006 – 1,012,500; 2005 – 675,000) shares were released pur- suant to time-based provisions of the escrow agreement.

(c)        Contributed surplus

Stated Value

Balance, December 31, 2004	$702,679
Issue of options and warrants for financing activities	606,083
Reclassification to common shares on exercise of options	(27,241)
Stock-based compensation	357,298

Balance, December 31, 2005	1,638,819

Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774

Balance, December 31, 2006	6,077,864

Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance December 31, 2007	$6,261,116

(d)	Stock options and warrants

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, direc- tors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non-transferable, may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstand- ing to any individual (maximum of 2% to any consultant) in any twelve month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termina- tion of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and, in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. The right to this cashless exercise feature is subject to approval by the board of directors. In the year ended December 31, 2007, 35,000 common shares were issued upon cashless exercises.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

The continuity of common stock options for 2007 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		December 31,
Price	Expiry Date	2006	Granted	Expired	Exercise	Exercised	2007

0.45	February 8, 2009	490,000	–	–	–	–	490,000
0.52	April 5, 2009	30,000	–	–	–	–	30,000
0.45	May 25, 2009	100,000	–	–	–	(40,000)	60,000
0.45	February 27, 2010	200,000	–	–	–	(50,000)	150,000
0.45	July 11, 2010	100,000	–	–	–	(100,000)	–
0.45	August 30, 2010	75,000	–	–	–	(75,000)	–
0.45	July 26, 2010	580,000	–	–	–	(180,000)	400,000
0.60	September 29, 2007	125,000	–	–	–	(125,000)	–
0.90	January 5, 2011	1,551,700	–	–	–	(350,000)	1,201,700
0.90	December 31, 2007	237,500	–	–	(140,000)	(97,500)	–
0.90	January 14, 2008	400,000	–	–	–	–	400,000
2.65	January 14, 2008	400,000	–	–	–	–	400,000
2.65	December 6, 2011	2,295,000	–	(190,000)	–	–	2,105,000
2.65	March 11, 2012	–	165,000	(50,000)	–	–	115,000
2.00	June 5, 2012	–	525,000	(150,000)	–	–	375,000
2.00	September 10, 2012	–	550,000	–	–	–	550,000

		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$ 1.50	$ 2.09	$ 2.40	$ 0.90	$ 0.67	$ 1.71

As at December 31, 2007, all share options are fully vested. The weighted average remaining contractual life of the options is 3.0 years.

The continuity of common stock options for 2006 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
Price	Expiry Date	2005	Granted	Expired	Exercised	2006
0.45	February 8, 2009	710,000	–	–	(220,000)	490,000
0.52	April 5, 2009	60,000	–	–	(30,000)	30,000
0.45	May 25, 2009	100,000	–	–	–	100,000
0.45	February 27, 2010	250,000	–	–	(50,000)	200,000
0.45	May 2, 2006	100,000	–	–	(100,000)	–
0.45	July 11, 2010	100,000	–	–	–	100,000
0.45	August 30, 2010	125,000	–	(50,000)	–	75,000
0.45	July 26, 2010	700,000	–	–	(120,000)	580,000
0.60	September 13, 2006	747,260	–	–	(747,260)	–
0.60	September 29, 2007	125,000	–	–	–	125,000
0.45	October 4, 2006	416,500	–	–	(416,500)	–
0.90	January 5, 2011	–	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	–	350,000	–	(112,500)	237,500
0.90	January 14, 2008	–	400,000	–	–	400,000
2.65	January 14, 2008	–	400,000	–	–	400,000
2.65	December 6, 2011	–	2,295,000	–	–	2,295,000

		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200
Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

The continuity of common stock options for 2005 is as follows:

		Balance				Balance
Exercise		December 31,		Cancelled/		December 31,
Price	Expiry Date	2004	Granted	Expired	Exercised	2005

0.45	February 8, 2009	790,000	–	–	(80,000)	710,000
0.52	April 5, 2009	60,000	–	–	–	60,000
0.52	April 30, 2009	400,000	–	(400,000)	–	–
0.45	May 25, 2009	100,000	–	–	–	100,000
0.45	February 27, 2010	–	250,000	–	–	250,000
0.45	May 2, 2006	–	100,000	–	–	100,000
0.45	July 11, 2010	–	100,000	–	–	100,000
0.45	August 30, 2010	–	125,000	–	–	125,000
0.45	July 26, 2010	–	700,000	–	–	700,000
0.60	September 13, 2006	–	747,260	–	–	747,260
0.60	September 29, 2007	–	125,000	–	–	125,000
0.45	October 4, 2006	–	416,500	–	–	416,500

		1,350,000	2,563,760	(400,000)	(80,000)	3,433,760

Weighted average exercise price		$ 0.47	$ 0.50	$ 0.52	$ 0.45	$ 0.46

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2007, the Company recorded compensation expense for the fair value of stock options of $1,129,500 (2006 – $4,672,774; 2005 – $357,298) for stock options that were granted during the year. The weighted average fair value of options granted during 2007 was $2.09 (2006 – $1.83, 2005 – $0.46) . The fair value per option was determined using the following weighted average assumptions:

	2007	2006	2005

Risk-free interest rate	4.4%	3.8%	3.2%
Dividend paid	0.0%	0.0%	0.0%
Expected life	5.0 years	4.2 years	3.4 years
Volatility	64.0%	65.2%	78.0%

(e)	Warrants

The continuity of warrants for 2007 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	Price	Expiry Date	2006	Issued	Exercised	Expired	2007

Series “I” Warrants	0.90	Nov. 30, 2007	3,906,200	–	(3,906,200)	–	–
Agents’ Warrants	0.90	Nov. 30, 2007	200,920	–	(200,920)	–	–
Series “J” Warrants	0.90	Dec. 20, 2007	5,034,300	–	(5,034,300)	–	–
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	–	(553,084)	–	–
Series “K” Warrants	2.65	June 1, 2008	3,621,999	–	–	–	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	–	–	–	479,375
			13,795,878	–	(9,694,504)	–	4,101,374

The continuity of warrants for 2006 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	Price	Expiry Date	2005	Issued	Exercised	Expired	2006

Series “F” Warrants	0.62	June 28, 2006	1,039,861	–	(1,039,861)	–	–
Agents’ Warrants	0.62	June 28, 2006	127,500	–	(127,500)	–	–
Series “F” Warrants	0.62	July 18, 2006	1,139,611	–	(1,139,611)	–	–
Finders’ Warrants	0.62	July 18, 2006	48,200	–	(48,200)	–	–
Series “G” Warrants	0.62	Sept. 13, 2006	4,034,000	–	(4,034,000)	–	–
Series “H” Warrants	0.62	Oct. 4, 2006	2,147,500	–	(2,147,500)	–	–
Series “I” Warrants	0.90	Nov. 30, 2007	4,103,200	–	(197,000)	–	3,906,200
Agents’ Warrants	0.90	Nov. 30, 2007	410,320	–	(209,400)	–	200,920
Series “J” Warrants	0.90	Dec. 20, 2007	8,096,800	–	(3,062,500)	–	5,034,300
Agent’s Warrants	0.90	Dec. 20, 2007	735,990	–	(182,906)	–	553,084
Series “K” Warrants	2.65	June 1, 2008	–	3,749,998	(127,999)	–	3,621,999
Broker Warrants	2.00	June 1, 2008	–	479,375	–	–	479,375
Agent Warrants	0.62	Sept. 13, 2006	–	373,630	(373,630)	–	–
Agent Warrants	0.62	Oct. 4, 2006	–	208,250	(208,250)	–	–
			21,882,982	4,811,253	(12,898,357)	–	13,795,878

The continuity of warrants for 2005 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	Price	Expiry Date	2004	Issued	Exercised	Expired	2005

Series “B” Warrants	0.45	Mar. 22, 2005	1,715,000	–	(1,140,000)	(575,000)	–
Series “C” Warrants	0.45	Jan. 13, 2005	2,280,500	–	(1,142,500)	(1,138,000)	–
Series “D” Warrants	0.62	Mar. 28, 2005	1,785,714	–	(96,000)	(1,689,714)	–
Agents’ Warrants	0.62	Mar. 28, 2005	591,543	–	–	(591,543)	–
Series “E” Warrants	0.62	May 27, 2005	1,500,000	–	–	(1,500,000)	–
Agents’ Warrants	0.62	Apr. 22, 2005	450,000	–	–	(450,000)	–
Series “F” Warrants	0.62	June 28, 2006	–	1,039,861	–	–	1,039,861
Agents’ Warrants	0.62	June 28, 2006	–	127,500	–	–	127,500
Series “F” Warrants	0.62	July 18, 2006	–	1,139,611	–	–	1,139,611
Finders’ Warrants	0.62	July 18, 2006	–	48,200	–	–	48,200
Series “G” Warrants	0.62	Sept. 13, 2006	–	4,034,000	–	–	4,034,000
Series “H” Warrants	0.62	Oct. 4, 2006	–	2,147,500	–	–	2,147,500
Series “I” Warrants	0.90	Nov. 30, 2007	–	4,103,200	–	–	4,103,200
Agents’ Warrants	0.90	Nov. 30, 2007	–	410,320	–	–	410,320
Series “J” Warrants	0.90	Dec. 20, 2007	–	8,096,800	–	–	8,096,800
Agent’s Warrants	0.90	Dec. 20, 2007	–	735,990	–	–	735,990
			8,322,757	21,882,982	(2,378,500)	(5,944,257)	21,882,982

13. Related party transactions

The Company entered into the following transactions with related parties:

	2007	2006	2005

Consulting fees paid or accrued to companies
controlled by directors of the Company	$539,000	$388,250	$295,760
Consulting fees paid or accrued to companies
controlled by officers of the Company	395,943	272,578	186,483
Cost recoveries received or accrued from a company
with a common director of the Company	631,117	–	–
Office and administration fees paid or accrued to
a company controlled by a director of the Company	39,879	101,060	78,388

As at December 31, 2007, $74,401 (2006 – nil; 2005 – $14,080) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from a company with a common director were $400,742 (2006 – nil, 2005 – nil) and were included in amounts receivable.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

14. Income taxes

Provision for income taxes:

	2007	2006	2005
Current income taxes	$149,969	$127,475	$–
Future income taxes	2,421,504	(17,459)	(370,514)
	$2,571,473	$110,016	$(370,514)

Income tax expense differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2007	2006	2005

Net income (loss) before tax	$(17,129,388)	$(14,974,421)	$(5,602,199)
Canadian income tax rate	34.12%	34.12%	34.12%

Income tax recovery expected	(5,844,547)	(5,109,272)	(1,911,470)
Permanent differences	(81,800)	1,766,992	121,910
Difference in tax rates	561,686	809,932	252,662
Benefit of tax attributes not recognized and other items	7,936,134	2,642,364	1,166,384
	$2,571,473	$110,016	$(370,514)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Future income tax assets:
Mineral property, plant and equipment and related debt	$1,022,274	$1,033,103
Office equipment financing and other	430,454	442,343
Capital losses	261,141	300,285
Non-capital losses	3,717,141	6,095,103
Total future income tax assets	5,431,010	7,870,834
Valuation allowance	(5,431,010)	(7,585,674)
Future income tax assets, net of allowance	–	285,160
Future income tax liabilities:
Mineral properties	(2,421,504)	(285,160)
Future income tax liability	$(2,421,504)	$–

At December 31, 2007, the Company had operating losses of $13,170,509 (2006 – $20,988,000; 2005 – $8,795,000) and capital losses of $1,934,816 (2006 – $1,934,816; 2005 – $1,989,000). The operating losses at December 31, 2007 include $12,365,275 (2006 – $7,285,000; 2005 – $3,881,000) in Canada and $805,233 (2006 – $13,703,000; 2005 – $4,914,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2027.

A new tax in Mexico, referred to as a “flat tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under income tax or flat tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under flat tax.

15. Financial instruments

(a)	Fair value

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. Marketable securities are recorded at fair value. The fair value of long-term debt payable to third par- ties approximates its carrying value as their interest rates reflect estimated market rates at December 31, 2007.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be real- ized in a current market exchange.

For the year ended December 31, 2007, an unrealized gain of $5,945 for marketable securities designated as available- for-sale has been recognized in other comprehensive income.

(b)	Foreign currency and interest rate risk

The Company currently has foreign operations, which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in interest and foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedg- ing arrangements or instruments to fix interest rates.

(c)	Credit risk

The Company earns substantially all of its revenue from one customer. To reduce credit risk, management performs ongoing evaluations and maintains reserves for potential credit losses.

16. Commitments and contingencies

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $347,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assess- ment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by pay- ment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2007 is $516,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

(b)	The Company is committed to making severance pay- ments amounting to approximately $1,645,000 to certain officers and management in the event that there is a change of control of the Company.

(c)	Commitments outstanding relating to laboratory and drill- ing services amount to $1,146,000 in 2008, $818,000 in 2009, $818,000 in 2010 and $818,000 in 2011.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(d)	The Company is committed to operating lease payments of $112,000 in 2008 and $66,000 in 2009.

17. Subsequent events

(a)	Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the “Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, includ- ing any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all share- holders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

Although the Plan has become effective upon its adop- tion by the Board of Directors, in accordance with stock exchange requirements it will be submitted to shareholders of the Company for ratification at the next annual shareholders’ meeting. If ratified, the Plan will continue until the annual general meeting of shareholders in 2012. The Plan is subject to acceptance by the Toronto Stock Exchange.

(b)	Subsequent to December 31, 2007, the Company entered into an agreement to purchase two scoop trams for a total purchase price of US$866,923, to be financed over 24 months at an interest rate of 9.93%.

(c)	Subsequent to December 31, 2007, the Company received proceeds of $360,000 from the exercise of 400,000 options.

18. Reconciliation between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively, US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)	Income taxes

As described in note 2(l), the Company follows the asset and liability method of accounting for income taxes, which is also in accordance with Statement of Financial Accounting Standards Board No. 109, Accounting for Income Taxes (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2007, there were no differences between enacted and substantially enacted rates. For each of the years ended December 31, 2006 and 2005, net future tax assets are fully offset by a valuation allowance as it is more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

(b)	Stock-based compensation

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note 2(h). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effec- tive for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in mea- suring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensa- tion expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R), Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2007.

(c)	Elimination of deficit

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(d)	Convertible note payable

Under Canadian GAAP, the proceeds of the financing allo- cated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 10(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convert- ible notes issued in 2006 and 2007.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

Applying US GAAP, the convertible notes at December 31, 2007 would be recorded at face value for a total of $6,070,000 and no value would be assigned to equity components of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP aggregating $377,812 (2006 – $149,799; 2005 – nil) for the year ended December 31, 2007 would not have been recorded, reducing interest expense by an equivalent amount.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable	4,028,611	6,070,000	1,163,799	2,020,000
Share capital	56,988,447	63,199,652	46,393,145	52,604,350
Contributed surplus	6,261,116	6,276,116	6,077,864	6,092,864
Equity component of convertible note	2,569,000	–	1,006,000	–
Deficit	(44,628,039)	(50,326,633)	(24,927,178)	(31,003,584)

(e)	Statement of operations presentation

The consolidated statement of operations includes a write- down of the San Taco mineral property in other expenses. Under US GAAP, this amount would be disclosed as an operating expense.

(f)	Recently adopted accounting pronouncements

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109. This interpreta- tion provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of this inter- pretation did not result in any adjustment being recognized in the consolidated financial statements.

(g)	Recent accounting pronouncements

(i)

In September 2006, FASB issued SFAS No. 157, Fair Value Measurement to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The state- ment only applies to fair value measurements that are already required and is effective for fiscal years begin- ning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of opera- tions or financial position.

(ii)

In February 2007, FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Liabilities, which per- mits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or finan- cial position.

(iii)

In December 2007, the FASB issued SFAS 160, a stan- dard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied pro- spectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(iv)	In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combi- nations are summarized as follows:

	•	all business acquisitions would be measured at fair value;

	•	most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration);

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%);

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non- controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of opera- tions or financial position.

Great Panther Resources Limited
Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 (Expressed in Canadian Dollars)

(h)	Reconciliation

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets and statements of operations and cash flows is summarized as follows:

(i) Share capital and contributed surplus:

	2007	2006

Share capital and contributed surplus, under Canadian GAAP	$63,249,563	$52,471,009
Adjustment for stock-based compensation for employees (note 18(b))	15,000	15,000
Reversal of recapitalization of deficit (note 18(c))	6,211,205	6,211,205
Share capital and contributed surplus, under US GAAP	$69,475,768	$58,697,214

(ii)	Deficit:

	2007	2006

Deficit, under Canadian GAAP	$(44,628,039)	$(24,927,178)
Adjustment for stock-based compensation for employees (note 18(b))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 18(c))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 18(d))	527,611	149,799
Deficit, under US GAAP	$(50,326,633)	$(31,003,584)

(iii)	Loss and loss per share:

	2007	2006	2005

Loss for the year, under Canadian GAAP	$(19,700,861)	$(15,084,437)	$(5,231,685)
Interest accreted on convertible loan note (note 18(d))	377,812	149,799	–
Loss for the year, under US GAAP	$(19,323,049)	$(14,934,638)	$(5,231,685)

Basic and diluted loss per share, under US GAAP	$(0.27)	$(0.25)	$(0.22)
Weighted average number of common shares,
basic and diluted	72,227,455	59,720,424	23,986,543

The Annual Report contains forward-looking statements with respect to Great Panther Resources Limited (“GPR”). Some of these statements include words to indicate that management ‘intends’, ‘expects’, or ‘believes’ that an outcome will occur. All estimates and statements about GPR’s vision, objectives, strategies and future performance are forward-looking. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include but are not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes, commodity price levels and differentials, change in general economic conditions and other business transactions timing. Printed in Canada.

Corporate Information

DIRECTORS	TRANSFER AGENT

Kaare G. Foy, B. Ec.	Computershare Trust Company of Canada
Chairman of the Board	510 Burrard Street, 3rd Floor
Vancouver, BC, Canada, V6C 3B9
Robert A. Archer, P. Geo.

Malcolm A. Burne	AUDITOR

John T. Kopcheff, B.Sc. (Honours)	KPMG, LLP
Geology & Geophysics
HEAD OFFICE
A. Michael Turko, B.Sc.Geo.
Suite 2100, 1177 West Hastings Street
OFFICERS	Vancouver, BC, Canada, V6E 2K3

Robert A. Archer, P. Geo.	LISTING
President & Chief Executive Officer
Toronto Stock Exchange (TSX)
Kaare G. Foy, B. Ec.
Executive Chairman	Trading Symbol: GPR

Raakel Iskanius, CA
Chief Financial Officer	SEC 20-F Effective2005

Charles Brown	Standard & Poor’s Listed
Chief Operating Officer

Ing. Francisco Ramos Sanchez	ANNUAL & SPECIAL GENERAL MEETING
Vice President Business Development
Friday, June 27, 2008
Robert F. Brown, P.Eng.	11 am, PST
Vice President Exploration	At Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Wendy Ratcliffe, Dip.Tech.Fin.Mngt.	Vancouver, BC V6E 2K3
Corporate Secretary
CONTACT
SENIOR MANAGEMENT
Mariana Fregonese
Ing. Carlos Castro Villalobos	Corporate Administrator
Mine Manager – Guanajuato	Phone: 604-608-1766
Fax: 604-608-1768
Javier Melchor Ramirez Vargas	Email: mfregonese@greatpanther.com
Mine Manager – Topia
Brad Aelicks
Deborah Young, CA	Phone: 604-685-6465
Corporate Controller	Fax: 604-899-4303
Email: info@greatpanther.com
Juan Carlos Chavez Perez, CP
Divisional Controller	Website: www.greatpanther.com

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, BC, Canada, V6E 2K3
Phone: 604-608-1766 • Fax: 604-608-1768
www.greatpanther.com